SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 24, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of September 30, 2024

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024

CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint ventures
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA

CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2024

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2024	12/31/2023
ASSETS
Cash and deposits in banks	10		3,468,227,717	2,425,230,581
Cash			1,167,672,727	800,996,851
Central Bank of Argentina			1,541,876,513	1,040,049,240
Other local and foreign entities			369,077,734	584,071,529
Other			389,600,743	112,961
Debt securities at fair value through profit or loss	5 and 10		1,032,842,036	3,531,927,571
Derivative financial instruments	10		21,085,236	26,494,328
Repo transactions	10		957	1,240,896,762
Other financial assets	6, 8 and 10	R	981,267,120	405,946,496
Loans and other financing	7, 8 and 10	B, C, D and R	4,552,103,061	3,696,306,802
Non-financial public sector			44,438,764	9,508,028
Other financial entities			35,278,345	20,087,687
Non-financial private sector and foreign residents			4,472,385,952	3,666,711,087
Other debt securities	8, 9 and 10	R	2,850,502,344	870,413,017
Financial assets delivered as guarantee	10 and 32		190,006,930	267,885,465
Current income tax assets	21		84,305,876	1,769,418
Equity instruments at fair value through profit or loss	10		6,792,270	6,478,490
Investments in associates and joint ventures	12		4,662,473	3,396,862
Property, plant and equipment		F	730,952,992	719,215,374
Intangible assets		G	140,642,680	151,529,658
Deferred income tax assets	21		2,000,143	2,006,830
Other non-financial assets	13		91,201,706	110,431,247
Non-current assets held for sale			81,170,515	84,439,914
TOTAL ASSETS			14,237,764,056	13,544,368,815

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2024	12/31/2023
LIABILITIES
Deposits	10 and 15	H and I	8,073,869,735	6,793,762,746
Non-financial public sector			997,003,349	377,159,290
Financial sector			23,121,311	40,689,982
Non-financial private sector and foreign residents			7,053,745,075	6,375,913,474
Liabilities at fair value through profit or loss	10	I	1,416,000	27,869,522
Derivative financial instruments	10	I	1,437,814	5,720,624
Repo transactions	10	I		47,575,780
Other financial liabilities	10 and 16	I	1,637,117,812	754,904,387
Financing received from the BCRA and other financial institutions	10	I	24,511,953	39,911,032
Issued corporate bonds	10 and 37	I	65,198,447	118,658,632
Current income tax liabilities	21		9,617,498	431,149,293
Subordinated corporate bonds	10 and 37	I	399,544,746	661,644,675
Provisions	17	J and R	16,624,007	17,625,231
Deferred income tax liabilities	21		47,243,130	92,206,239
Other non-financial liabilities	18		318,423,309	431,756,578
TOTAL LIABILITIES			10,595,004,451	9,422,784,739

SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,156,779,807	1,156,779,807
Earnings reserved			2,296,984,217	1,684,506,016
Unappropriated retained earnings			1,380,147	1,229,243
Accumulated other comprehensive income			(21,274,999)	81,167,529
Net income of the period / fiscal year			194,979,958	1,183,893,143
Net shareholders’ equity attributable to controlling interests			3,641,918,324	4,120,644,932
Net shareholders’ equity attributable to non-controlling interests			841,281	939,144
TOTAL SHAREHOLDERS’ EQUITY			3,642,759,605	4,121,584,076
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			14,237,764,056	13,544,368,815

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Interest income		Q	857,560,813	2,504,961,161	1,326,006,681	3,784,391,159
Interest expense		Q	(288,429,621)	(1,500,084,604)	(977,786,708)	(2,482,869,522)
Net interest income			569,131,192	1,004,876,557	348,219,973	1,301,521,637
Commissions income	22	Q	138,614,747	377,539,884	121,841,782	368,733,098
Commissions expense		Q	(20,806,636)	(52,611,142)	(12,174,491)	(35,723,676)
Net commissions income			117,808,111	324,928,742	109,667,291	333,009,422
Subtotal (Net interest income plus Net commissions income)			686,939,303	1,329,805,299	457,887,264	1,634,531,059
Net gain / (loss) from measurement of financial instruments at fair value through profit or loss		Q	103,585,448	1,931,190,780	(112,345,921)	151,222,934
Profit from sold or derecognized assets at amortized cost			326,001	349,904	424,220	424,533
Differences in quoted prices of gold and foreign currency	23		16,262,522	152,174,927	735,665,186	1,240,668,631
Other operating income	24		45,007,852	152,236,589	34,863,457	96,212,734
Credit loss expense on financial assets			(22,965,904)	(66,512,841)	(15,030,428)	(55,963,608)
Net operating income			829,155,222	3,499,244,658	1,101,463,778	3,067,096,283
Employee benefits	25		(161,678,636)	(492,008,634)	(133,240,552)	(382,100,730)
Administrative expenses	26		(90,252,886)	(255,956,088)	(71,307,588)	(203,009,676)
Depreciation and amortization of fixed assets		F and G	(30,604,980)	(93,165,113)	(25,506,852)	(76,487,193)
Other operating expenses	27		(142,890,989)	(476,173,879)	(145,216,246)	(422,201,679)
Operating income			403,727,731	2,181,940,944	726,192,540	1,983,297,005
Income / (loss) from associates and joint ventures	12		1,011,486	(5,606,088)	(219,639)	(2,143,548)
Loss on net monetary position			(283,894,722)	(1,984,540,897)	(667,193,715)	(1,578,860,257)
Income before tax on continuing operations			120,844,495	191,793,959	58,779,186	402,293,200
Income tax on continuing operations	21.c)		(29,523,529)	3,914,473	(35,568,967)	(144,692,656)
Net income from continuing operations			91,320,966	195,708,432	23,210,219	257,600,544
Net income of the period			91,320,966	195,708,432	23,210,219	257,600,544
Net income of the period attributable to controlling interests			90,872,948	194,979,958	23,127,663	257,321,789
Net income of the period attributable to non-controlling interest			448,018	728,474	82,556	278,755

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Net profit attributable to parent’s shareholders	90,872,948	194,979,958	23,127,663	257,321,789
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	90,872,948	194,979,958	23,127,663	257,321,789
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	142.1193	304.9359	36.1701	402.4344

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Net income of the period			91,320,966	195,708,432	23,210,219	257,600,544
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(2,158,339)	(25,586,419)	395,741	(951,952)
Foreign currency translation differences of the period			(2,158,339)	(25,586,419)	395,741	(951,952)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(26,959,506)	(76,856,109)	(4,774,161)	1,252,422
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(43,113,779)	(108,938,032)	(6,085,802)	(1,130,443)
Adjustment for reclassification of the period			1,357,740	(11,192,310)	(1,101,515)	2,992,747
Income tax	21.c)		14,796,533	43,274,233	2,413,156	(609,882)
Total other comprehensive (loss) / income that will be reclassified to profit or loss of the period			(29,117,845)	(102,442,528)	(4,378,420)	300,470
Total other comprehensive (loss) / income			(29,117,845)	(102,442,528)	(4,378,420)	300,470
Total comprehensive income of the period			62,203,121	93,265,904	18,831,799	257,901,014
Total comprehensive income attributable to controlling interests			61,755,103	92,537,430	18,749,243	257,622,259
Total comprehensive income attributable to non-controlling interests			448,018	728,474	82,556	278,755

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,156,779,807	22,497,215	58,670,314	690,846,726	993,659,290	1,185,122,386	4,120,644,932	939,144	4,121,584,076
Total comprehensive income of the period
- Net income of the period									194,979,958	194,979,958	728,474	195,708,432
- Other comprehensive loss of the period					(25,586,419)	(76,856,109)				(102,442,528)		(102,442,528)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							236,778,628		(236,778,628)
- Reserve for dividends pending Central Bank of Argentina’s authorization	30							375,699,573	(944,840,733)	(569,141,160)		(569,141,160)
- Personal assets tax on shares and equity interests									(2,122,878)	(2,122,878)		(2,122,878)
Other changes											(826,337)	(826,337)
Amount at the end of the period		639,413	12,429,781	1,156,779,807	(3,089,204)	(18,185,795)	927,625,354	1,369,358,863	196,360,105	3,641,918,324	841,281	3,642,759,605

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,156,779,807	2,825,224	(2,628,197)	636,812,859	1,138,710,825	271,026,862	3,216,596,574	531,643	3,217,128,217
Total comprehensive income of the period
- Net income of the period									257,321,789	257,321,789	278,755	257,600,544
- Other comprehensive income of the period					(951,952)	1,252,422				300,470		300,470
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							54,033,868		(54,033,868)
- Reserve for dividends pending Central Bank of Argentina’s authorization								(145,051,536)	(211,917,699)	(356,969,235)		(356,969,235)
- Personal assets tax on shares and equity interests									(3,846,052)	(3,846,052)		(3,846,052)
Other changes											(299,530)	(299,530)

Amount at the end of the period		639,413	12,429,781	1,156,779,807	1,873,272	(1,375,775)	690,846,727	993,659,289	258,551,032	3,113,403,546	510,868	3,113,914,414

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2024	09/30/2023
Cash flows from operating activities
Income of the period before income tax		191,793,959	402,293,200
Adjustment for the total monetary effect of the period		1,984,540,897	1,578,860,257
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		93,165,113	76,487,193
Credit loss expense on financial assets		66,512,841	55,963,608
Difference in quoted prices of foreign currency		(106,286,415)	(566,953,744)
Other adjustments		(1,322,266,133)	1,035,664,822
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		3,967,524,520	(1,173,524,547)
Derivative financial instruments		5,409,092	(2,106,858)
Repo transactions		1,240,895,805	(97,504,311)
Loans and other financing
Non-financial public sector		(34,930,736)	4,086,639
Other financial entities		(15,190,658)	(39,102,016)
Non-financial private sector and foreign residents		(875,481,863)	172,492,314
Other debt securities	30	(3,884,790,961)	647,062,850
Financial assets delivered as guarantee		77,878,535	12,396,615
Equity instruments at fair value through profit or loss		(313,780)	(2,069,898)
Other assets		(555,512,028)	(216,616,887)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		619,844,059	(141,094,891)
Financial sector		(17,568,671)	288,516
Non-financial private sector and foreign residents		677,831,601	(1,782,576,046)
Liabilities at fair value through profit or loss		(26,453,522)	29,250,580
Derivative financial instruments		(4,282,810)	107,179
Repo transactions		(47,575,780)	119,876,191
Other liabilities		773,198,827	146,549,292
Income tax payments		(298,266,363)	(51,892,811)
Total cash from operating activities (A)		2,509,675,529	207,937,247

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2024	09/30/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(86,351,783)	(71,570,206)
Other payments related to investing activities		(599,163)
Total cash used in investing activities (B)		(86,950,946)	(71,570,206)
Cash flows from financing activities
Payments:
Dividends	30	(432,241,024)	(351,125)
Non-subordinated corporate bonds		(23,913,060)	(8,306,061)
Financing from local financial entities		(5,470,858)
Subordinated corporate bonds		(13,713,948)	(14,328,988)
Other payments related to financing activities		(6,020,155)	(6,435,390)
Collections / Incomes:
Non-subordinated corporate bonds			6,763,921
Financing from local financial entities			2,473,546
Total cash used in financing activities (C)		(481,359,045)	(20,184,097)
Effect of exchange rate fluctuations (D)		204,203,006	890,815,738
Monetary effect on cash and cash equivalents (E)		(1,422,601,703)	(2,999,996,296)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		722,966,841	(1,992,997,614)
Cash and cash equivalents at the beginning of the fiscal year	28	2,790,843,408	4,707,584,061
Cash and cash equivalents at the end of the period	28	3,513,810,249	2,714,586,447

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see also Note 11.

On November 27, 2024, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2024 and December 31, 2023, the deposits held by the Misiones Provincial Government with the Bank amounted to 150,825,439 and 92,379,740 (including 10,828,349 and 10,510,055 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2024 and December 31, 2023, the deposits held by the Salta Provincial Government with the Bank amounted to 283,178,944 and 132,902,573 (including 14,380,575 and 17,703,451, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.

As of September 30, 2024 and December 31, 2023, the deposits held by the Jujuy Provincial Government with the Bank amounted to 70,081,734 and 35,841,482 (including 10,807,882 and 11,081,644, related to court deposits), respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of September 30, 2024 and December 31, 2023, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 392,475,654 and 85,664,827 (including 38,126,943 and 45,483,655, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of September 30, 2024 and December 31, 2023 for an amount of 59,213 and 4,593,832, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income of the nine-month period ended September 30, 2024, would have recorded an increase in “Interest income” for an amount of 2,553, in “Loss on net monetary position” for an amount of 2,083 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 87,558, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the nine-month period ended September 30, 2023 a decrease in “Interest income” for an amount of 8,587,880 and on the other hand, an increase in “Loss on net monetary position” for an amount of 359,554 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 7,950,806, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income of the nine-month periods ended September 30, 2024 and 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for presentation and consolidation

These condensed consolidated interim Financial Statements as of September 30, 2024, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “Measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2023, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2023, already issued.

As of September 30, 2024 and December 31, 2023, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2024
(Translation of Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal place of business	Country	Main activity
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
Banco BMA SAU (4)	Ave. Eduardo Madero 1182 – 9th floor – CABA	Argentina	Financial entity
BMA Asset Management SGFCISA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 64,067).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).
(4)	Consolidated with the Bank since November 2023, as control was obtained in such month. Additionally, Banco BMA SAU consolidates with BMA Asset Management SGFCISA (87% equity interest and voting rights) and with BMA Valores SA (87% equity interest and voting rights).

As of September 30, 2024 and December 31, 2023, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Macro Agro SAU (formerly known as Comercio Interior SAU) (2)	Common	615,519	100.00%	100.00%
Banco BMA SAU (3)	Common	729,166,165	100.00%	100.00%
	Preferred	14,565,089	100.00%
BMA Asset Management SGFCISA (3)	Common	91,950	100.00%	100.00%
BMA Valores SA (3)	Common	52,419,500	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (amount not restated) to Macro Fiducia SAU.
(2)	Interest acquired in May 2023 (see Note 11).
(3)	Interest acquired in November 2023 (see Note 11).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2024 and December 31, 2023 are as follows:

	Balances as of 09/30/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	13,017,985,770	9,376,067,446	3,641,918,324
Macro Bank Limited	148,636,650	108,873,890	39,762,760
Macro Securities SAU (1)	390,905,284	239,705,232	151,200,052
Macro Fiducia SAU	1,336,952	31,039	1,305,913
Argenpay SAU	35,784,136	21,968,364	13,815,772
Fintech SGR	37,487,188	36,365,487	280,420	841,281
Macro Agro SAU (formerly known as Comercio Interior SAU)	30,003,480	28,231,564	1,771,916
Banco BMA SAU (2)	1,317,782,955	908,692,532	409,090,423
Eliminations	(742,158,359)	(124,931,103)	(617,227,256)
Consolidated	14,237,764,056	10,595,004,451	3,641,918,324	841,281

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.
(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SGFCISA and BMA Valores SA.

	Balances as of 12/31/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	11,795,576,086	7,674,931,154	4,120,644,932
Macro Bank Limited	195,358,193	140,168,574	55,189,619
Macro Securities SAU (1)	346,937,465	231,201,688	115,735,777
Macro Fiducia SAU	1,312,002	96,074	1,215,928
Argenpay SAU	30,664,094	16,676,218	13,987,876
Fintech SGR	33,816,898	32,564,731	313,023	939,144
Macro Agro SAU (formerly known as Comercio Interior SAU)	48,563,298	47,003,679	1,559,619
Banco BMA SAU (2)	1,772,883,488	1,344,805,351	428,078,137
Eliminations	(680,742,709)	(64,662,730)	(616,079,979)
Consolidated	13,544,368,815	9,422,784,739	4,120,644,932	939,144

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.
(2)	Includes the balance amounts of its subsidiaries BMA Asset Management SGFCISA and BMA Valores SA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of argentine pesos in terms of purchasing power as of September 30, 2024, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2024, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and nine-month periods ended September 30, 2024, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of September 30, 2024, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 101.58% and 103.15% for the nine-month periods ended on September 30, 2024 and 2023, respectively, and 211.41% for the fiscal year ended on December 31, 2023.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. The net gain or loss on a monetary basis is included in profit or loss for the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at their nominal value as of the transition date (legal amount not restated).

c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the measuring unit current as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the reporting period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2023, already issued.

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2024, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

Amendments to IFRS 16 “Leases” – Sale and leaseback transactions:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the lessee-seller does not recognize any amount of the gain or loss that relates to the right of use. Applying these requirements will not prevent the seller-lessee from recognizing, in profit or loss, any gain or loss related to the partial or full termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

This amendment in the IFRS did not have a material impact on these condensed consolidated interim Financial Statements.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures” – Disclosures on supplier finance arrangements:

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

These amendments did not have material impacts on the disclosures of the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments note that an entity can use an observable exchange rate without adjustment or another estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. These amendments are effective as of January 1, 2025. The Bank is evaluating the effects that this amendment would cause on the financial statements.

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	3,748,298,148	2,791,251,543
Guarantees granted (1)	229,648,637	373,008,234
Overdraft and unused agreed commitments (1)	92,410,075	73,743,552
Responsibilities for foreign trade operations	13,828,517	80,854,853
Subtotal	4,084,185,377	3,318,858,182
Less: Allowance for Expected Credit Losses (ECL)	(6,803,048)	(4,247,752)
Total	4,077,382,329	3,314,610,430

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 910,503 and 1,317,930, as of September 30, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 1,792,836 and 23,586, as of September 30, 2024 and December 31, 2023, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Government securities (1)	945,395,337	3,454,377,849
Private securities (2)	68,158,766	66,100,920
Government securities – Foreign	19,287,933	11,448,802
Total	1,032,842,036	3,531,927,571

(1)	In March and June 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such exchange transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

Additionally, with almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put options) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of September 30, 2024 all the options were exercised. As of December 31, 2023, the notional value amounted to 2,254,279,855 (see Exhibits A and O to the condensed separate interim Financial Statements).

In addition, in August 2024, the Bank entered again into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025 (T2X5) for a face value of 2,000,000,000.

(2)	During July 2023, the Bank decided to enter into an exchange of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Receivables from spot sales of foreign currency pending settlement	399,961,484	2,848,889
Receivables from spot sales of government securities pending settlement	296,164,084	189,461
Sundry debtors	148,436,743	209,232,020
Debtors from operations	99,062,188	140,479,872
Private securities	35,953,822	53,199,216
Other	2,014,836	1,197,001
Subtotal	981,593,157	407,146,459
Less: Allowances for ECL	(326,037)	(1,199,963)
Total	981,267,120	405,946,496

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Non-financial public sector (1)	44,438,764	9,508,028
Other financial entities	35,278,345	20,087,687
Other financial entities	35,381,606	20,134,506
Less: allowance for ECL	(103,261)	(46,819)
Non-financial private sector and foreign residents	4,472,385,952	3,666,711,087
Overdrafts	679,141,042	580,349,878
Documents	634,079,002	682,026,620
Mortgage loans	384,519,721	332,867,256
Pledge loans	98,926,709	56,699,365
Personal loans	786,246,500	480,310,817
Credit cards	1,119,071,575	977,203,061
Financial leases	14,725,725	19,127,207
Other	850,890,130	646,223,764
Less: allowance for ECL	(95,214,452)	(108,096,881)
Total	4,552,103,061	3,696,306,802

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2023, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	09/30/2024	12/31/2023
Loans and other financing	4,647,420,774	3,804,450,502
Individual assessment	1,388,090,459	884,494,840
Collective assessment	3,259,330,315	2,919,955,662
Less: Allowance for ECL (1)	(95,317,713)	(108,143,700)
Total	4,552,103,061	3,696,306,802

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of September 30, 2024 and December 31, 2023, said adjustment was estimated at 819,404 and 22,129,826, respectively, as explained in the section "Adjustment for expectations of increased risk due to the change in economic policy" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		09/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,397,047,693	112,241,509		4,509,289,202	97.03
High grade	0.00% - 3.50%	4,005,955,263	21,052,571		4,027,007,834	86.65
Standard grade	3.51% - 7.00%	291,656,532	20,098,405		311,754,937	6.71
Sub-standard grade	7.01% - 33.00%	99,435,898	71,090,533		170,526,431	3.67
Past due but not impaired (1)	33.01% - 99.99%	27,164,124	62,836,257		90,000,381	1.94
Impaired	100%			48,131,191	48,131,191	1.03
	Total	4,424,211,817	175,077,766	48,131,191	4,647,420,774	100
	%	95.20	3.77	1.03	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,565,224,602	99,433,204		3,664,657,806	96.33
High grade	0.00% - 3,50%	3,339,545,119	35,523,547		3,375,068,666	88.71
Standard grade	3.51% - 7,00%	149,813,726	22,368,748		172,182,474	4.53
Sub-standard grade	7.01% - 33,00%	75,865,757	41,540,909		117,406,666	3.09
Past due but not impaired (1)	33.01% - 99,99%	19,271,682	80,218,154		99,489,836	2.61
Impaired	100%			40,302,860	40,302,860	1.06
	Total	3,584,496,284	179,651,358	40,302,860	3,804,450,502	100
	%	94.22	4.72	1.06	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		09/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,356,257,989	15,300,454		1,371,558,443	98.81
High grade	0.00% - 3.50%	1,274,149,494	718		1,274,150,212	91.79
Standard grade	3.51% - 7.00%	80,507,942	3,024,957		83,532,899	6.02
Sub-standard grade	7.01% - 33.00%	1,600,553	12,274,779		13,875,332	1.00
Past due but not impaired	33.01% - 99.99%		5,683,579		5,683,579	0.41
Impaired	100%			10,848,437	10,848,437	0.78
	Total	1,356,257,989	20,984,033	10,848,437	1,388,090,459	100
	%	97.71	1.51	0.78	100

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		820,226,487	14,306,639		834,533,126	94.35
High grade	0.00% - 3.50%	747,644,080	8,613,066		756,257,146	85.50
Standard grade	3.51% - 7.00%	41,375,172	2,945		41,378,117	4.68
Sub-standard grade	7.01% - 33.00%	31,207,235	5,690,628		36,897,863	4.17
Past due but not impaired	33.01% - 99.99%		35,720,276		35,720,276	4.04
Impaired	100%			14,241,438	14,241,438	1.61
	Total	820,226,487	50,026,915	14,241,438	884,494,840	100
	%	92.73	5.66	1.61	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

		09/30/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		3,040,789,704	96,941,055		3,137,730,759	96.27
High grade	0.00% - 3.50%	2,731,805,769	21,051,853		2,752,857,622	84.46
Standard grade	3.51% - 7.00%	211,148,590	17,073,448		228,222,038	7.00
Sub-standard grade	7.01% - 33.00%	97,835,345	58,815,754		156,651,099	4.81
Past due but not impaired (1)	33.01% - 99.99%	27,164,124	57,152,678		84,316,802	2.59
Impaired	100%			37,282,754	37,282,754	1.14
	Total	3,067,953,828	154,093,733	37,282,754	3,259,330,315	100
	%	94.13	4.73	1.14	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		12/31/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,744,998,115	85,126,565		2,830,124,680	96.93
High grade	0.00% - 3.50%	2,591,901,039	26,910,481		2,618,811,520	89.69
Standard grade	3.51% - 7.00%	108,438,554	22,365,803		130,804,357	4.48
Sub-standard grade	7.01% - 33.00%	44,658,522	35,850,281		80,508,803	2.76
Past due but not impaired (1)	33.01% - 99.99%	19,271,682	44,497,878		63,769,560	2.18
Impaired	100%			26,061,422	26,061,422	0.89
	Total	2,764,269,797	129,624,443	26,061,422	2,919,955,662	100
	%	94.67	4.44	0.89	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	7,714,296			7,714,296	99.80
Financial trusts	15,102			15,102	0.20
Total	7,729,398			7,729,398	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	20,803,583			20,803,583	93.95
Financial trusts	1,340,793			1,340,793	6.05
Other private securities			289	289
Total	22,144,376		289	22,144,665	100
%	100			100

The related ECL for Corporate bonds as of September 30, 2024 and December 31, 2023 amounted to 8,523 and 23,641, respectively. The ECL related to Financial trusts as of September 30, 2024 and December 31, 2023 amounted to 11 and 280, respectively. The ECL related to Other private securities as of December 31, 2023 amounted to 289.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	945,623,977	14,918	440	945,639,335	100
Total	945,623,977	14,918	440	945,639,335	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	353,947,242			353,947,242	100
Total	353,947,242			353,947,242	100
%	100			100

The ECL related to these types of instruments amounted to 326,037 and 1,199,963 as of September 30, 2024 and December 31, 2023, respectively.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	3,721,242,828	27,047,938	7,382	3,748,298,148	91.84
Guarantees granted	228,495,405	242,729		228,738,134	5.60
Responsibilities for foreign trade operations	13,828,517			13,828,517	0.34
Overdraft and unused agreed commitments	90,617,239			90,617,239	2.22
Total	4,054,183,989	27,290,667	7,382	4,081,482,038	100
%	99.33	0.67		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,769,734,489	21,511,821	5,233	2,791,251,543	84.14
Guarantees granted	371,690,304			371,690,304	11.20
Responsibilities for foreign trade operations	80,854,853			80,854,853	2.44
Overdraft and unused agreed commitments	73,653,960	66,006		73,719,966	2.22
Total	3,295,933,606	21,577,827	5,233	3,317,516,666	100
%	99.35	0.65		100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The related ECL for undrawn commitments of credit cards and checking accounts as of September 30, 2024 and December 31, 2023 amounted to 5,682,730 and 2,813,596, respectively. The ECL related to guarantees granted as of September 30, 2024 and December 31, 2023 amounted to 983,196 and 1,347,797, respectively. The ECL related to responsibilities for foreign trade operations as of September 30, 2024 amounted to 13,427.The ECL related to overdraft and unused agreed commitments as of September 30, 2024 and December 31, 2023 amounted to 123,695 and 86,359, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
At fair value through OCI
Government securities	335,753,945	500,150,010
Government securities – Foreign	40,727,948	87,840,151
Total at fair value through OCI	376,481,893	587,990,161

At amortized cost
Government securities	2,460,959,545	193,645,698
Private securities	7,720,864	22,120,455
BCRA bills	5,340,042	66,656,703
Total at amortized cost	2,474,020,451	282,422,856
Total	2,850,502,344	870,413,017

In January 2023, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 for a face value of 290,000,000.

As mentioned in Note 5, during March 2023, the following securities entered into the exchange:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

With almost all the instruments received, the Bank acquired put options with the BCRA. These options give the Bank the opportunity to sell (put option) the underlying asset at a value determined by the applicable BCRA regulations. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. Considering the terms and conditions of these put options established by the BCRA, they are considered "out of the money" with fair value amounted to zero. As of September 30, 2024 all the options were exercised. As of December 31, 2023, their notional value amounted to 181,718,844 (see also Note 5 and Exhibits A and O to the condensed separate interim Financial Statements). The holding at amortized cost includes Argentine government Treasury bonds in pesos adjusted by CER – Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription. In the third quarter, as a consequence of a reassessment of its monetary position, the Banks's Management resolved to reduce the position of inflation-adjustable securities through the exercise of put options with the BCRA and to maintain the residual portfolio of the aforementioned security until maturity.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of September 30, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	1,032,842,036	995,408,061	36,094,904	1,339,071
Derivatives financial instruments (1)	21,085,236	156,622	20,928,614
Other financial assets	35,953,822	35,768,667		185,155
Equity instruments at fair value through profit or loss	6,792,270	1,586,441		5,205,829

At fair value through OCI
Other debt securities	376,481,893	376,481,893
Total	1,473,155,257	1,409,401,684	57,023,518	6,730,055

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2024
Description (contd.)	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	1,416,000	1,416,000
Derivatives financial instruments	1,437,814	10,037	1,427,777
Total	2,853,814	1,426,037	1,427,777

(1)	Includes the premium corresponding to the subscription of put options.

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	3,531,927,571	3,490,275,975	41,637,453	14,143
Derivatives financial instruments	26,494,328	1,323	26,493,005
Other financial assets	53,199,217	53,071,412		127,805
Financial assets delivered as guarantee	50,856,578	50,856,578
Equity instruments at fair value through profit or loss	6,478,490	2,289,977		4,188,513

At fair value through OCI
Other debt securities	587,990,161	582,440,073	5,550,088
Total	4,256,946,345	4,178,935,338	73,680,546	4,330,461

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	27,869,522	27,869,522
Derivatives financial instruments	5,720,624	81,419	5,639,205
Total	33,590,146	27,950,941	5,639,205

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2024 and December 31, 2023, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the financial assets recognized at fair value categorized as level 3:

	As of September 30, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	14,143	127,805	4,188,513
Profit and loss	177,787	(98,099)	3,695,363
Recognition and derecognition	1,297,619	316,970	250
Monetary effects	(150,478)	(161,521)	(2,678,297)
Amount at the end of the period	1,339,071	185,155	5,205,829

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,477,410	310,197	4,299,901
Transfers from level 3 (1)			(283,479)
Profit and loss	4,700,747	75,113	4,535,896
Recognition and derecognition	(6,965,188)		50,561
Monetary effects	(4,198,826)	(257,505)	(4,414,366)
Amount at the end of the fiscal year	14,143	127,805	4,188,513

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of September 30, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each fiscal year for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2024 and December 31, 2023:

	09/30/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,468,227,717	3,468,227,717			3,468,227,717
Repo transactions	957	957			957
Other financial assets	945,313,298	945,313,298			945,313,298
Loans and other financing	4,552,103,061			4,190,738,164	4,190,738,164
Other debt securities	2,474,020,451	2,187,501,329	61,799,470		2,249,300,799
Financial assets delivered as guarantee	190,006,930	190,006,930			190,006,930
Total	11,629,672,414	6,791,050,231	61,799,470	4,190,738,164	11,043,587,865

Financial liabilities
Deposits	8,073,869,735	5,134,185,339		2,944,909,320	8,079,094,659
Other financial liabilities	1,637,117,812	1,616,151,150	16,843,715		1,632,994,865
Financing received from the BCRA and other financial institutions	24,511,953	19,116,845	5,395,108		24,511,953
Issued corporate bonds	65,198,447		65,162,235		65,162,235
Subordinated corporate bonds	399,544,746		380,441,815		380,441,815
Total	10,200,242,693	6,769,453,334	467,842,873	2,944,909,320	10,182,205,527

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,425,230,581	2,425,230,577			2,425,230,577
Repo transactions	1,240,896,762	1,240,896,761			1,240,896,761
Other financial assets	352,747,279	352,747,283			352,747,283
Loans and other financing	3,696,306,802			3,249,961,178	3,249,961,178
Other debt securities	282,422,856	185,519,708	112,009,587		297,529,295
Financial assets delivered as guarantee	217,028,887	217,028,887			217,028,887
Total	8,214,633,167	4,421,423,216	112,009,587	3,249,961,178	7,783,393,981

Financial liabilities
Deposits	6,793,762,746	4,216,077,931		2,580,836,846	6,796,914,777
Repo transactions	47,575,780	47,575,779			47,575,779
Other financial liabilities	754,904,387	730,453,763	23,447,802		753,901,565
Financing received from the BCRA and other financial institutions	39,911,032	15,738,636	12,381,619		28,120,255
Issued corporate bonds	118,658,632		120,243,046		120,243,046
Subordinated corporate bonds	661,644,675		560,144,827		560,144,827
Total	8,416,457,252	5,009,846,109	716,217,294	2,580,836,846	8,306,900,249

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	96,319
Debt securities at fair value through profit or loss	1,988,527
Loans and other financing	278,276
Financial assets delivered as guarantee	3,829,207
Other financial assets	14,903,165
Property, plant and equipment	269,094
Intangible assets	59,820
Other non-financial assets	221,067
21,645,475

Liabilities
Other financial liabilities	14,767,480
Provisions	41,659
Current income tax liabilities	250,951
Deferred income tax liabilities	296,539
Other non-financial liabilities	4,104,673
19,461,302
Net assets acquired at fair value	2,184,173

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 685,291.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU). The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated). Those dividends were received by Banco Macro SA on March 12, 2024 and were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Assets acquired and liabilities assumed

The fair value of the assets identified acquired and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	324,495,383
Debt securities at fair value through profit or loss	103,275,330
Derivative financial instruments	44,748,145
Repo transactions	515,146,114
Other financial assets	33,483,448
Loans and other financing	585,750,706
Other debt securities	138,481,779
Financial assets delivered as guarantee	82,054,318
Current income tax assets	411,177
Equity instruments at fair value through profit or loss	383,733
Investments in subsidiaries, associates and joint ventures	19,350,942
Property, plant and equipment	75,478,910
Intangible assets	42,934,358
Deferred income tax assets	37,824,484
Other non-financial assets	14,918,546
Non-current assets held for sale	26,154,639
2,044,892,012

Liabilities
Deposits	1,360,741,790
Liabilities at fair value through profit or loss	41,014,753
Derivative financial instruments	17,292,761
Other financial liabilities	38,465,865
Financing received from the BCRA and other financial institutions	21,501,272
Issued corporate bonds	11,935,361
Current income tax liabilities	40,433,428
Provisions	6,015,095
Deferred income tax liabilities	35,694,563
Other non-financial liabilities	110,509,454
1,683,604,342
Net assets acquired at fair value	361,287,670

For the valuation of the core deposits intangible, the favorable source of funds methodology was used. This method determines the spread between the cost of central deposits acquired and the cost of an alternative source of financing over the estimated life of the core deposit base. As a result of this transaction, the intangible asset recognized amounted to 10,451,532. See Note 10 for additional fair value valuation techniques for other assets acquired and liabilities assumed in the business combination.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in the month of May 2024 for an amount of USD 7,564,706.

If the business combination had taken place at the beginning of the year 2023, the interest income and commission income of the Bank would have amounted to 5,699,406,293 and 531,378,116, respectively, and the net income for the fiscal year ended December 31, 2023 would have amounted to 1,195,929,538.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As the amount of the net assets acquired exceeds the fair value of the price paid, including the estimated price adjustment based on the information available, the Bank recorded a gain generated by this acquisition for 316,014,656, which is recorded in “Income / (loss) from associates and joint ventures” for the fiscal year ended December 31, 2023. The gain was related to the price of this transaction determined in the arm’s length basis and the net assets acquired.

The Shareholders’ Meeting held on May 6, 2024, approved the pre-merger by absorption commitment of Banco BMA SAU by Banco Macro SA, whereby Banco Macro SA will incorporate Banco BMA SAU retroactively as of January 1, 2024 based on the separate Financial Statements of each of the companies, prepared as of December 31, 2023 and the special consolidated merger statement of financial position as of the same date.

On October 31, 2024, the Board of Directors of the BCRA, through Resolution No. 352, authorized the merger by absorption of Banco Macro SA, as the absorbing entity, with Banco BMA SAU. On November 6, 2024, the National Securities Commission (CNV, for its acronym in Spanish) approved the merger and it was registered in the Public Registry on November 14, 2024.

Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. Additionally, since that date, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Macro Warrants SA (1) and (2)	5%	30,589	23,345	7,245	(7,527)
Play Digital SA (1) and (2)	8.48%	1,853,011	1,506,737	(319,789)	(2,564,886)
Alianza SGR (1) and (2)	24.98%	46,877	6,068	40,810

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure this investment, accounting information of this associate as of June 30, 2024 has been used. Additionally, significant transactions conducted or events that occurred between July 1, 2024 and September 30, 2024 have been considered.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	09/30/2024	12/31/2023	09/30/2024	09/30/2023
Banco Macro SA – Bizland SAU Unión transitoria	50%	2,368,821	1,670,118	1,445,854	966,651
Finova SA	50%	203,157	190,594	12,562	(258,690)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Investment property (see Exhibit F)	62,515,748	58,488,420
Advanced prepayments	21,825,673	18,763,059
Tax advances	3,468,757	29,119,150
Other	3,391,528	4,060,618
Total	91,201,706	110,431,247

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of the parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	7,780									7,780
Debt securities at fair value through profit or loss									376,200	376,200
Other financial assets				19,604,474				349,210	10,660,442	30,614,126
Loans and other financing (4)
Other financial entities						14,621,607				14,621,607
Documents									348,173	348,173
Overdrafts								80,293	21,127,041	21,207,334
Credit cards								703,809	226,337	930,146
Financial leases					9,086				40,298	49,384
Personal loans								8,044		8,044
Mortgage loans								668,028		668,028
Other (5)								1,711,866	26,633,308	28,345,174
Guarantees granted									28,499,595	28,499,595
Total assets	7,780			19,604,474	9,086	14,621,607		3,521,250	87,911,394	125,675,591

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of September 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		77,941,410	3,483,254	1,512	18,108		402,760	44,777,958	25,833,301	152,458,303
Derivative instruments									520,696	520,696
Other financial liabilities								211,733	7,601,471	7,813,204
Issued corporate bonds		135,271								135,271
Subordinated corporate bonds				1,328,391	150,385					1,478,776
Other non-financial liabilities			9,575						2,904,181	2,913,756
Total liabilities		78,076,681	3,492,829	1,329,903	168,493		402,760	44,989,691	36,859,649	165,320,006

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.
(4)	The maximum financing amount for Loans and other financing as of September 30, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 11,538,563, 49,247, 18,648,343, 5,385,425 and 137,312,981, respectively.
(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	13,058								13,058
Other financial assets				16,783,867			2,172,930	14,392,496	33,349,293
Loans and other financing (4)
Documents								2,589,283	2,589,283
Overdrafts							519,103	5,366,276	5,885,379
Credit cards							1,219,857	260,124	1,479,981
Financial leases					62,442			104,020	166,462
Personal loans							11,212		11,212
Mortgage loans							2,543,818		2,543,818
Other (5)							762,399	11,847,561	12,609,960
Guarantees granted								53,131,467	53,131,467
Total assets	13,058			16,783,867	62,442		7,229,319	87,691,227	111,779,913

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Liabilities
Deposits		31,819,568	521,196	49,752	22,517	613,453	49,720,469	43,734,330	126,481,285
Liabilities at fair value through profit or loss								27,853,870	27,853,870
Other financial liabilities							10,297,754	1,923,993	12,221,747
Issued corporate bonds		5,815,574							5,815,574
Subordinated corporate bonds				1,575,740	248,801				1,824,541
Other non-financial liabilities								5,083,341	5,083,341
Total liabilities		37,635,142	521,196	1,625,492	271,318	613,453	60,018,223	78,595,534	179,280,358

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 43,616,740, 138,087, 7,584,513 and 103,841,628, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2024 and 2023 with related parties are as follows:

	As of September 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		78,689			8,270	813,830	1	1,748,807	8,058,344	10,707,941
Interest expense					(79,296)	(1,420,371)	(57,490)	(62,608)	(1,187,297)	(2,807,062)
Commissions income		94,183		7,279			1,077	747	513,092	616,378
Commissions expense				(125,814)			(186,249)	(208)	(187,523)	(499,794)
Net gain from measurement of financial instruments at fair value through profit or loss									114,086	114,086
Other operating income				4,709,479	10,266		3,042	79,481	75,535	4,877,803
Administrative expense							(2,973,784)		(2,335,045)	(5,308,829)
Other operating expense									(851,968)	(851,968)
Total income / (loss)		172,872		4,590,944	(60,760)	(606,541)	(3,213,403)	1,766,219	4,199,224	6,848,555

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of September 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		22,140			28,610		2,412,338	7,367,996	9,831,084
Interest expense						(149,112)	(388,909)	(119,769)	(657,790)
Commissions income		140,172		4,311		2,039	541	1,040,113	1,187,176
Commissions expense				(70,520)			(213)	(133,303)	(204,036)
Other operating income		426,950	65	14,077,384	3,655			272	14,508,326
Credit loss expense on financial assets
Administrative expense						(1,592,305)		(2,097,818)	(3,690,123)
Other operating expense								(514,196)	(514,196)
Total income / (loss)		589,262	65	14,011,175	32,265	(1,739,378)	2,023,757	5,543,295	20,460,441

(1)	These transactions are eliminated during the consolidation process.
(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2024 and December 31, 2023 amounted to 5,434,680 and 5,090,673, respectively.

In addition, fees received by the Directors as of September 30, 2024 and 2023 amounted to 29,238,661 and 14,448,264, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	09/30/2024	12/31/2023
Board of Directors	23	22
Senior managers of the key management personnel	10	12
Total	33	34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

15.	DEPOSITS

The composition of deposits as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Non-financial public sector	997,003,349	377,159,290
Financial sector	23,121,311	40,689,982
Non-financial private sector and foreign residents	7,053,745,075	6,375,913,474
Checking accounts	880,093,399	1,027,302,181
Saving accounts	3,648,131,304	2,882,666,183
Time deposits	1,784,048,974	2,113,046,283
Investment accounts	647,331,451	252,409,628
Other	94,139,947	100,489,199
Total	8,073,869,735	6,793,762,746

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Amounts payable for spot purchases of foreign currency pending settlement	789,713,107	2,674,074
Credit and debit card settlement - due to merchants	465,180,358	396,754,274
Amounts payable for other spot purchases pending settlement	196,805,971	188,376,970
Payment orders pending settlement foreign trade	73,810,190	69,404,444
Collections on account and behalf of others	26,918,884	21,075,098
Finance leases liabilities	13,900,236	18,926,010
Amounts payable for spot purchases of government securities pending settlement	1,458,141	626,102
Other	69,330,925	57,067,415
Total	1,637,117,812	754,904,387

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2024 and December 31, 2023.

The expected terms to settle these obligations are as follows:

	09/30/2024
Composition	Within 12 months	Over 12 months	09/30/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	1,008
Letters of credits, guarantees and other commitments (1)	6,803,048		6,803,048	4,247,752
Commercial claims in progress (2)	1,009,198	1,906,815	2,916,013	5,685,777
Labor lawsuits	1,138,168	314,051	1,452,219	1,276,923
Pension funds - reimbursement	1,250,716	206,804	1,457,520	2,457,947
Other	1,613,470	2,381,237	3,994,707	3,955,824
Total	11,814,600	4,809,407	16,624,007	17,625,231

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 39.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	126,357,206	106,619,258
Withholdings and collections	77,314,915	90,996,925
Taxes payables	39,917,305	68,068,031
Miscellaneous payables - provisions of goods and services	30,701,074	74,685,723
Directors’ and syndics’ fees payable	4,748,916	35,264,598
Retirement pension payment orders pending settlement	4,461,848	3,201,858
Dividends payable (see Note 30)	1,229	161,550
Other	34,920,816	52,758,635
Total	318,423,309	431,756,578

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2024 and December 31, 2023:

09/30/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,468,227,717
Debt securities at fair value through profit or loss		882,056,656	150,785,380
Derivative financial instruments		21,085,236
Repo transactions		957
Other financial assets	75,245,853	852,134,041	53,887,226
Loans and other financing (1)	14,544,515	3,398,887,332	1,138,671,214
Other debt securities		611,023,116	2,239,479,228
Financial assets delivered as guarantee	190,006,930
Equity instruments at fair value through profit or loss	6,792,270
Total assets	3,754,817,285	5,765,187,338	3,582,823,048

Liabilities
Deposits	4,606,246,570	3,467,592,964	30,201
Financial liabilities at fair value through profit or loss		1,416,000
Derivative financial instruments		1,383,392	54,422
Other financial liabilities		1,622,458,236	14,659,576
Financing received from the BCRA and other financial institutions		24,243,709	268,244
Issued corporate bonds		65,198,447
Subordinated corporate bonds		12,610,168	386,934,578
Total liabilities	4,606,246,570	5,194,902,916	401,947,021

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,425,230,581
Debt securities at fair value through profit or loss		3,425,149,853	106,777,718
Derivative financial instruments		26,494,328
Repo transactions		1,240,896,762
Other financial assets	106,269,966	188,355,138	111,321,392
Loans and other financing (1)	15,813,005	2,953,151,661	727,342,136
Other debt securities		292,607,877	577,805,140
Financial assets delivered as guarantee	206,508,303	61,377,162
Equity instruments at fair value through profit or loss	6,478,490
Total assets	2,760,300,345	8,188,032,781	1,523,246,386

Liabilities
Deposits	3,384,387,778	3,408,981,951	393,017
Financial liabilities at fair value through profit or loss		27,869,522
Derivative financial instruments		5,720,624
Repo transactions		47,575,780
Other financial liabilities		738,748,001	16,156,386
Financing received from the BCRA and other financial institutions		26,727,769	13,183,263
Issued corporate bonds		107,640,018	11,018,614
Subordinated corporate bonds		11,538,100	650,106,575
Total liabilities	3,384,387,778	4,374,801,765	690,857,855

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2024 and December 31, 2023, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Current income tax charge	25,909,452	41,041,949	40,425,383	150,726,762
Charge / (profit) from deferred income tax	3,614,077	(44,956,422)	(4,856,416)	(6,034,106)
Charge / (profit) from income tax recognized in the income statement	29,523,529	(3,914,473)	35,568,967	144,692,656
(Profit) / charge from income tax recognized in other comprehensive income	(14,796,533)	(43,274,233)	(2,413,156)	609,882
Total	14,726,996	(47,188,706)	33,155,811	145,302,538

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.

Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the 2018 tax period, the evidence stage is closed and the process for allegation was delivered.

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank's request, in which it admitted the recovery action for the amount of $4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

22.	COMMISSIONS INCOME

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	69,657,786	194,719,239	68,904,782	209,913,311
Commissions related to credit cards	43,878,258	118,666,713	39,106,926	117,957,593
Commissions related to insurance	8,665,185	19,828,683	5,876,217	18,940,486
Commissions related to securities value	5,572,339	13,883,378	4,160,966	10,562,606
Commissions related to loans	4,339,449	9,920,369	560,507	1,505,643
Commissions related to trading and foreign exchange transactions	4,161,412	11,507,878	2,578,737	7,759,644
Commissions related to financial guarantees granted	1,031,385	4,269,871	65,068	138,494
Performance obligations satisfied over certain time period
Commissions related to trading and foreign exchange transactions	675,147	3,014,882	108,380	320,460
Commissions related to credit cards	615,020	1,675,532	445,018	1,482,260
Commissions related to loans	18,378	52,776	33,382	146,035
Commissions related to obligations	388	563	1,799	6,566
Total	138,614,747	377,539,884	121,841,782	368,733,098

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Translation of foreign currency assets and liabilities into pesos	16,134,828	151,655,807	733,796,077	1,236,224,506
Income from foreign currency exchange	127,694	519,120	1,869,109	4,444,125
Total	16,262,522	152,174,927	735,665,186	1,240,668,631

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

24.	OTHER OPERATING INCOME

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Services	36,201,739	89,770,062	20,932,079	54,538,128
Adjustments and interest from other receivables	4,774,610	18,266,728	5,637,107	14,666,641
Adjustments from other receivables with CER clauses	2,024,120	16,200,026	3,495,700	10,065,265
Other receivables from financial intermediation	912,019	5,145,068	2,026,201	4,029,863
Other	1,095,364	22,854,705	2,772,370	12,912,837
Total	45,007,852	152,236,589	34,863,457	96,212,734

25.	EMPLOYEE BENEFITS

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Remunerations	112,981,970	339,146,676	92,188,870	261,375,640
Payroll taxes	27,203,948	82,476,233	22,869,600	64,765,034
Compensations and bonuses to employees	15,500,162	55,634,833	13,798,933	43,212,657
Employee services	5,992,556	14,750,892	4,383,149	12,747,399
Total	161,678,636	492,008,634	133,240,552	382,100,730

26.	ADMINISTRATIVE EXPENSES

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Taxes	16,617,791	53,240,882	14,883,013	36,174,636
Maintenance, conservation and repair expenses	13,273,661	38,690,827	9,981,879	29,266,436
Other fees	9,534,583	25,739,469	7,776,728	21,463,882
Security services	8,101,661	20,189,193	6,040,952	17,523,080
Armored truck, documentation and events	7,785,997	22,532,971	7,494,732	23,489,040
Electricity and communications	6,751,758	20,715,604	5,215,270	16,020,293
Hired administrative services	6,285,182	19,526,699	1,228,994	3,518,633
Advertising and publicity	5,662,996	14,115,256	5,729,196	12,190,635
Software	5,086,949	12,204,496	3,341,016	12,556,737
Fees to directors and syndics	4,232,203	10,229,041	4,089,291	14,623,627
Representation, travel and transportation	1,360,835	3,842,489	1,405,282	3,956,617
Insurance	1,174,574	2,643,369	626,222	1,739,308
Stationery and office supplies	445,157	1,410,215	493,916	1,502,767
Leases	266,381	1,096,150	213,139	752,179
Other	3,673,158	9,779,427	2,787,958	8,231,806
Total	90,252,886	255,956,088	71,307,588	203,009,676

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

27.	OTHER OPERATING EXPENSES

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Turnover tax	71,232,837	263,734,876	85,011,130	241,982,322
From credit cards	28,307,865	101,292,756	31,309,357	87,276,203
Other adjustments and interests for miscellaneous obligations	10,128,693	29,611,735	7,155,242	13,475,528
Charges for other provisions	4,263,959	12,799,986	2,721,389	10,158,026
Deposit guarantee fund contributions	2,872,447	7,748,724	2,973,762	9,008,086
Insurance claims	1,643,553	4,925,839	1,196,735	3,567,918
Donations	222,080	1,532,046	282,557	2,170,614
Taxes	69,837	141,615	110,937	609,694
Loss from sale or impairment of property, plant and equipment	64,162	81,027
Loss from sale or impairment of investment in properties and other non-financial assets	13,841	13,841	462,458	695,033
Other	24,071,715	54,291,434	13,992,679	53,258,255
Total	142,890,989	476,173,879	145,216,246	422,201,679

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and deposits in banks	3,468,227,717	2,425,230,581	1,382,867,533	1,569,905,408
Debt securities at fair value through profit or loss		269,623,935
Other debt securities	40,727,948	87,840,151	1,326,311,263	3,132,119,140
Loans and other financing	4,854,584	8,148,741	5,407,651	5,559,513
Total	3,513,810,249	2,790,843,408	2,714,586,447	4,707,584,061

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to September 30, 2024, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

Dividends paid and proposed

The Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 14,187,873 (not restated), representing 22.18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distribution” rules had been applied, in six equal, monthly and consecutive installments.

The Shareholders’ Meeting held on April 25, 2023, decided to distribute cash dividends and/or dividends in kind, in this last case, measured at market value for an amount of 75,040,918 (not restated), representing 117.36 pesos per share, subject to prior authorization from the BCRA. On May 12, 2023 the BCRA authorized the dividends distribution, which were paid during the fiscal year ended December 31, 2023 according to the installment schedule.

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends for an amount of 440,000 (not restated).

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which have the BCRA’s authorization will be allowed to distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in six equal, monthly and consecutive installments. The amount of each dividend installment will be paid in homogeneous currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819,252, representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which have the BCRA’s authorization will be allowed to distribute earnings in three equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. As of September 30, 2024, installments 1, 2 and 3 have been paid for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency of each payment date), respectively.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Bank’s interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12755 on March 4, 2024 is as follows:

Banco Macro SA	7.6285%
Banco BMA SAU	1.6414%

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of September 30, 2024 and December 31, 2023, the following Bank’s assets are restricted:

Composition		09/30/2024	12/31/2023
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	29,659	2,119
	Subtotal cash and deposits in Banks	29,659	2,119
Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss (1).	31,322,658	26,605,044
•	Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	1,808,925	1,912,199
•	Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	973,846	551,977
•	National Treasury Bonds in pesos adjusted by CER 2% due 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	420,755	477,650
•	National Treasury Bonds in pesos adjusted by CER 4.25% due on February 14, 2025, as of September 30, 2024, and Argentine Nation Bonds in dual currency due on February 28, 2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments).	40,997	2,561,908
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.		287,539
•	Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		30,330
•	Other.	648,384	807,227
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	35,215,565	33,233,874

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		09/30/2024	12/31/2023
Other financial assets
•	Interests derived from contributions made as protector partner (2).	24,203,126	16,471,751
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	2,353,461	3,565,344
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	1,033,942	682,712
•	Sundry debtors – other.	671,209	576,235
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,667
	Subtotal Other financial assets	28,262,565	21,297,709
Loans and other financing
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,277,652	383,415
	Subtotal Loans and other financing	1,277,652	383,415
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	126,259,443	137,311,992
•	Guarantee deposits related to credit and debit card transactions.	38,114,265	17,131,155
•	For securities forward contracts.		61,377,161
•	Other guarantee deposits.	25,633,222	52,065,157
	Subtotal Financial assets delivered as guarantee	190,006,930	267,885,465
Other non-financial assets
•	Real property related to a call option sold.	14,998,046	14,998,051
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	13,301	22,228
	Subtotal Other non-financial assets	15,011,347	15,020,279
Total		269,803,718	337,822,861

(1)	According to Law 24467, as amended, and Fintech SGR by-laws, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of September 30, 2024 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono and Red Surcos). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agree-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Confibono, Secubono, Supercanal, Payway cobro anticipado and Moni Mobile) and certificates of participation (Arfintech).

As of September 30, 2024 and December 31, 2023, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 1,664,945 and 1,768,312, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 5,220 and 5,314, respectively.

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,937,373 and 1,616,638, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of September 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 94,472,150 and 74,238,382, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of September 30, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,085,456,283 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of September 30, 2024 stated in UVAs amounted to 123,824,466 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of September 30, 2024 stated in UVAs amounted to 21,262,256 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of September 30, 2024 stated in UVAs amounted to 1,112,063 and exceeds the minimum amount required by such regulation established in 950,000 UVAs.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of September 30, 2024 stated in UVAs amounted to 1,519,339 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity.

34.1.6	Operations of Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

Considering the current operations of Banco BMA SAU and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as ALyC y AN – Integral and AC PIC FCI.

Additionally, the shareholders’ equity of such company as of September 30, 2024 stated in UVAs amounted to 339,272,988 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs, and is integrated with cash balances and equivalents belonging to Banco BMA SAU.

On the other hand, the shareholders’ equity of BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) as of September 30, 2024 stated in UVAs amounted to 12,397,717 and exceeds the minimum amount required to act as AA PIC FCI, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

Similarly, the shareholders’ equity of BMA Valores SA (formerly known as Itaú Valores SA) as of September 30, 2024 stated in UVAs amounted to 4,417,158 and exceeds the minimum shareholders’ equity required, established in 470,350 UVAs, to act as Comprehensive Clearing and Settlement Agent (ALyC – Integral, for its acronym in Spanish) and 163,500 UVAs to act as ACyDI FCI, also integrated into mutual funds.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

On the other hand, Banco BMA SAU safeguards the documentary support of its aged accounting and management operations, as established by CNV General Resolution No. 629, in its facilities at Victoria Ocampo No. 360, 7th floor. Additionally, ADDOC Administración de documentos SA is entrusted with the deposit of documentation not included in article 5, paragraph a.3) Section I, Chapter V, Title II of the standards (NT 2013, as amended), as well as aged documentation, which is placed in its Plant 3 warehouses, located at Ruta 36, km 31,500, Bosques, Florencio Varela, Province of Buenos Aires.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

34.3	As depositary of mutual funds

34.3.1	As of September 30, 2024 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,207,224,268	49,542,507
Argenfunds Abierto Pymes II	8,011,399,502	9,423,393
Argenfunds Ahorro Pesos	217,446,541	19,490,895
Argenfunds Financiamiento Pesos	100,000	100
Argenfunds Gestión Pesos	1,567,545,632	2,227,018
Argenfunds Infraestructura	5,390,345,583	5,391,964
Argenfunds Inversión Dólares	1,000	971
Argenfunds Inversión Pesos	31,736	23
Argenfunds Liquidez	9,621,032,008	112,063,648
Argenfunds Renta Argentina	329,127,529	33,754,104
Argenfunds Renta Balanceada	274,815,855	16,929,766
Argenfunds Renta Capital	5,869,748	6,044,892
Argenfunds Renta Crecimiento	3,915,066	4,115,403
Argenfunds Renta Dinámica	145,878,433,578	44,185,080
Argenfunds Renta Fija	213,459,834	31,296,650
Argenfunds Renta Fija II	100,000	100
Argenfunds Renta Flexible	46,040,329	1,113,134
Argenfunds Renta Global	42,239,966	1,351,439
Argenfunds Renta Mixta	2,496,726,697	18,753,938
Argenfunds Renta Mixta Plus	1,347,759	1,240,840
Argenfunds Renta Pesos	40,116,354	4,315,064
Argenfunds Renta Total	568,371,479	3,355,917
Argenfunds Renta Variable	597,037,141	311,486
Argenfunds Retorno Absoluto	113,296,028	2,033,087
Pionero Acciones	36,382,402	34,761,534
Pionero Ahorro Dólar Plus	5,000	4,855
Pionero Ahorro Dólares	38,525,142	38,369,632
Pionero Argentina Bicentenario	411,654,410	14,965,078
Pionero Capital	1,977,355,411	11,825,963
Pionero Crecimiento	1,685,198,472	10,378,391
Pionero Desarrollo	360,988,631	2,990,875
Pionero Empresas FCI Abierto Pymes	410,730,330	17,776,157
Pionero FF	126,268,866	17,247,591
Pionero Gestión	2,232,278,027	44,368,688
Pionero Infraestructura	1,451,927,258	5,885,545
Pionero Inversión Dólar	5,328,847	5,155,089
Pionero Money Market Dólar	128,408,278	124,686,714
Pionero Patrimonio I	204,592,685,200	239,727,706
Pionero Pesos	5,419,508,051	337,665,097
Pionero Pesos Plus	43,779,938,361	1,570,030,696
Pionero Recovery	5,978,851,362	8,921,777
Pionero Renta	33,306,102	28,790,812

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Renta Ahorro	641,266,427	106,831,553
Pionero Renta Ahorro Plus	1,074,014,207	38,818,971
Pionero Renta Balanceado	9,297,905,760	69,451,154
Pionero Renta Estratégico	714,972,196	28,854,488
Pionero Renta Fija Dólares	18,138,161	22,946,767
Pionero Renta Mixta I	348,320,896	21,276,239
Pionero Retorno	11,072,020,451	12,871,939

34.3.2	As of September 30, 2024 Banco BMA SAU, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Goal Acciones Plus	5,742,736	1,024,135
Goal Capital Plus	39,162,763	1,930,872
Goal Pesos	2,369,788,619	352,994,477
Goal Renta Pesos	54,638,100	5,530,986
Goal Acciones Argentinas	21,806	4,777,384
Goal Renta Crecimiento	19,072,624	21,005,507
Goal Renta Global	96,419,706	13,203,657
Goal Ahorro Max	258,391,793	17,939,938
Goal Renta Dólares	12,074,334	12,690,543
Goal Retorno Total	19,788,956	1,219,911
Goal Performance	16,423,510	1,557,476
Goal Performance II	247,952	8,595
Goal Performance III	246,235,809	10,667,459
Goal Premium	10,529,564	32,865
Goal Renta Dólares Plus	2,949,675	3,727,877
Goal Renta Dólares Estrategia	7,991,249	8,997,222
Goal Multiestrategia	100,000	164
Goal Multiestrategia Plus	100,000	164

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2024 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA	Banco BMA SAU
Cash and deposits in banks
Amounts in BCRA accounts	1,316,113,581	225,762,932
Other debt securities
Government securities computable for the minimum cash requirements	767,133,428	19,364,091
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	100,162,792	26,096,651
Total	2,183,409,801	271,223,674

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

36.1	The situation of Banco Macro SA as of September 30, 2024:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested, on behalf of the person who was acting as Vice Chairman of the Bank when this summary proceeding was initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary proceeding was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed an Extraordinary Federal Appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding petition for denied appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, head of Foreign Exchange and Banking Operations Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is pending resolution.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, for its resolution in court, which were rejected because the Court in Economic and Criminal Matters considered that the resolutions issued by the BCRA during the summary investigation are not appealable.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Foreign Exchange Control Head, Banking Transactions Manager and Compliance Manager.

Status: the case is in evidence production stage.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Penalties imposed by the Financial Information Unit (UIF, for its acronym in Spanish)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain reports on suspicious transactions (ROS, for its acronym in Spanish) due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Proceeding filed against: Banco Macro SA, members of the Board and those in charge of anti-money laundering regulation compliance.

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by two of the Directors. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal to CSJN which was dismissed on 02/29/2024, therefore, the Bank does no longer has elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy. On 09/05/2024, the Courtroom II of the Federal Civil and Commercial Court decided to deny the extraordinary appeal filed. On 09/12/2024, the CNV filed a complaint appeal against the denial of the Extraordinary Federal Appeal. The file is currently in Judicial Secretariat No. 1 of the Federal Supreme Court of Justice.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as ALyC - Integral at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as ALyC - Integral (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Proceeding filed against: Banco Macro SA and 23 members of the Management Body during the period that is the subject matter of these summary proceedings.

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it resolved the lack of responsibility of three of the Directors, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory auditors filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by Banco Macro SA and against that, on 05/26/2021, this Bank filed an Extraordinary Federal Appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary Appeal, submitting the file to the CSJN on 02/03/2022. On 04/23/2024, the CSJN declared the appeal inadmissible, so the Bank does no longer has the elements to attempt to reduce the fines imposed by the UIF, and the aforementioned penalty is confirmed.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the probationary period was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. On 08/30/2024 the Legal Matters Management issued a verdict analyzing the legality of the proceedings, emphasizing the lack of a quorum in the Advisory Council, which allows the President of the UIF to make decisions without its intervention. It was concluded that, despite material errors corrected, there are no legal objections to continue with the administrative procedure, emphasizing the importance of the UIF in the prevention of financial crimes. On 09/17/2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for noncompliance with the regulations for the anti-money laundering and terrorist financing. In response to this resolution, a direct appeal will be filed before the Federal Administrative Contentious Court.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

36.2	The situation of Banco BMA SAU as of September 30, 2024:

Summary proceedings filed by the BCRA

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Entity’s General Manager.

Status: on October 25, 2022, Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the probationary period. On May 13, 2024, each of the defendants lodged their memorials. The next step will be for the BCRA to submit the summary proceedings to the Federal Court of First Instance in Economic and Criminal Matters.

37.	CORPORATE BONDS ISSUANCE

37.1	Banco Macro SA

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 09/30/2024		09/30/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	399,544,746	661,644,675
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000		25,107,328
Non-subordinated – Class F	USD	53,000,000	(3)	USD	53,000,000	52,381,063	83,496,410
Total						451,925,809	770,248,413

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

On May 2, 2024, the whole issuance of this series and the interest service corresponding to the period between February 2, 2024, date included, and May 2, 2024 were paid off.

(3)	On October 31, 2023, under the abovementioned Global Program, the Bank issued Class F corporate bonds for a face value of USD 53,000,000 (fifty-three million US dollars) at a fixed rate of 5%, fully amortizable upon maturity (October 31, 2024), under the terms and conditions set forth in the price supplement dated October 24, 2023. Interest is paid semiannually on April 30, 2024, and at the expiration date.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class F corporate bonds in full, but not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to redeem the bonds between the date of issuance and settlement date through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to redeem them within the term starting 9 months after the date of issuance and settlement through Class F corporate bonds maturity date; in any case, along with the additional amounts and accrued and unpaid interest, excluding the redemption date.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

37.1	Banco BMA SAU

The corporate bonds liabilities recorded by Banco BMA SAU are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2024		09/30/2024	12/31/2023
Non-subordinated –Series XXXII	1,000,000	(1)	1,000,000	(1)	12,817,384	10,054,894
Total					12,817,384	10,054,894

(1)	Value expressed in thousands of pesos.

On February 29, 2008, the shareholders’ meeting of Banco BMA SAU approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2024 and December 31, 2023, is as follows:

Composition	09/30/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	8,316,785,536	7,029,715,063
Preferred and other collaterals received from customers (1)	1,523,685,208	1,622,539,360
Checks already deposited and pending clearance	232,817,027	219,752,763
Outstanding checks not yet paid	161,772,284	159,460,002

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed before the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request before the Court. The aforementioned cautionary action is being processed before the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

39.2	Other claims

The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of September 30, 2024 was 134,349,293 (nominal value: 3,475,669).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 7984, the BCRA established that up to December 31, 2024, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in six equal, monthly and consecutive installments. Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting and the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of what is expected by the Communiqué "A” 7984, will be allowed to distribute earnings in three equal, monthly and consecutive installments up to the related amount in accordance with the abovementioned Communiqué. Such Communiqué also established that financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

Moreover, as it is mentioned in Note 30, the Regular Shareholders’ Meeting of Banco Macro SA held on April 12, 2024 decided to applied the unappropriated retained earnings for an amount of 587,913,905 (not restated) as follows (the abovementioned figures are stated in constant currency as of December 31, 2023):

a)	117,460,821 to the Legal Reserve;

b)	1,737,776 to the Personal Asset Tax on Business Companies; and

c)	468,715,308 to the Facultative Reserve for Future Distribution of Earnings.

In addition, the shareholders decided to partially apply the Facultative Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 294,130,168 (the abovementioned figures are stated in constant currency as of December 31, 2023) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On May 6, 2024, the BCRA authorized this earnings distribution. See also Note 30.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2024, together with the integration thereof (computable equity) as of the end of such month:

Item	09/30/2024
Minimum capital requirements	833,761,727
Computable equity	3,361,732,783
Capital surplus	2,527,971,056

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso and the acceleration of the inflation rate (see Note 3. section "unit of measurement") and interest rates.

On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, has allowed to begin to reverse the gap between the values of currencies in the official and free exchange markets from its maximum of 200% during the last quarter of 2023 to the recent levels of 11%.

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit. The debt exchange of the BCRA with the banks, including puts on government securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal surplus obtained by the Nation and the renewal of the debt services denominated in pesos, allowed to significantly absorb the excess of money in the economy and, in this way, reduce both inflation (12% during the third quarter of this year) and nominal interest rates.

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund, allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and, more recently, to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743.

On a broader level, the National Government's program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others. As of the date of issuance of these condensed consolidated interim Financial Statements, the aforementioned law is in process of being regulated.

Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank's Management in order to identify those eventualities that may impact its patrimonial and financial position.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
61	Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	09/30/2024	12/31/2023
In normal situation	1,687,131,237	1,803,349,351
With senior “A” collateral and counter-collateral	111,696,654	138,339,027
With senior “B” collateral and counter-collateral	163,751,909	174,851,722
Without senior collateral or counter-collateral	1,411,682,674	1,490,158,602

Subject to special monitoring	3,025,874
In observation
With senior “B” collateral and counter-collateral	3,025,874

Troubled	6,593,315	9,595,259
With senior “B” collateral and counter-collateral	4,377,459	7,347,857
Without senior collateral or counter-collateral	2,215,856	2,247,402

With high risk of insolvency	584,000	8,012,634
With senior “A” collateral and counter-collateral	73,919	654,033
With senior “B” collateral and counter-collateral		5,467,804
Without senior collateral or counter-collateral	510,081	1,890,797

Irrecoverable	4,226,174	4,381,110
Without senior collateral or counter-collateral	4,226,174	4,381,110

Subtotal commercial	1,701,560,600	1,825,338,354

Jorge Pablo Brito
62	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	09/30/2024	12/31/2023
Performing	3,233,251,323	2,496,367,769
With senior “A” collateral and counter-collateral	219,289,217	185,705,809
With senior “B” collateral and counter-collateral	191,096,516	152,227,285
Without senior collateral or counter-collateral	2,822,865,590	2,158,434,675

Low risk	29,619,559	21,100,086
With senior “A” collateral and counter-collateral	564,145	512,592
With senior “B” collateral and counter-collateral	1,183,455	543,466
Without senior collateral or counter-collateral	27,871,959	20,044,028

Low risk - in special treatment	395,267	156,259
Without senior collateral or counter-collateral	395,267	156,259

Medium risk	22,666,210	14,151,415
With senior “A” collateral and counter-collateral	163,596	269,098
With senior “B” collateral and counter-collateral	55,003	320,572
Without senior collateral or counter-collateral	22,447,611	13,561,745

High risk	17,465,490	13,572,182
With senior “A” collateral and counter-collateral	56,040	386,904
With senior “B” collateral and counter-collateral	503,755	182,082
Without senior collateral or counter-collateral	16,905,695	13,003,196

Irrecoverable	6,110,628	6,710,238
With senior “A” collateral and counter-collateral	3,811	6,815
With senior “B” collateral and counter-collateral	255,244	698,016
Without senior collateral or counter-collateral	5,851,573	6,005,407

Subtotal consumer and mortgage	3,309,508,477	2,552,057,949
Total	5,011,069,077	4,377,396,303

Jorge Pablo Brito
63	Chairperson

EXHIBIT B

(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	09/30/2024	12/31/2023
Loans and other financing	4,552,103,061	3,696,306,802
Added:
Allowances for loans and other financing	95,317,713	108,143,700
Adjustment amortized cost and fair value	24,734,066	29,828,155
Debt securities of financial trust - Measured at amortized cost	15,102	1,340,793
Corporate bonds	7,714,296	20,803,583
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(1,999,051)	(1,323,877)
Loans to employees		(3,967,976)
Guarantees provided and contingent liabilities	333,183,890	526,265,123
Total computable items	5,011,069,077	4,377,396,303

Jorge Pablo Brito
64	Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	09/30/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	501,822,789	10.01	432,399,098	9.88
50 next largest customers	575,605,011	11.49	596,065,878	13.62
100 next largest customers	283,020,065	5.65	346,469,158	7.90
Other customers	3,650,621,212	72.85	3,002,462,169	68.60
Total (1)	5,011,069,077	100.00	4,377,396,303	100.00

(1)	See reconciliation in Exhibit B.

Jorge Pablo Brito
65	Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	108	3,058,521	6,143,120	11,883,338	21,163,922	24,611,914		66,860,923
Financial sector		39,194,512	201,846	273,678	9,274,044	1,758,002	21,703	50,723,785
Non-financial private sector and foreign residents	34,517,159	2,007,613,872	578,702,497	676,281,411	951,336,679	928,361,140	935,416,114	6,112,228,872
Total	34,517,267	2,049,866,905	585,047,463	688,438,427	981,774,645	954,731,056	935,437,817	6,229,813,580

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	218	6,351,727	2,857,027	220,165	366,899	423,447		10,219,483
Financial sector		15,674,281	753,002	5,266,109	7,903,662	4,370,726	1,714,275	35,682,055
Non-financial private sector and foreign residents	31,708,999	1,994,156,458	756,685,469	710,592,801	782,272,614	659,605,110	676,818,727	5,611,840,178
Total	31,709,217	2,016,182,466	760,295,498	716,079,075	790,543,175	664,399,283	678,533,002	5,657,741,716

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
66	Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	678,764,312	50	4,970,203	11,132,326	5,575,439		104,911,122	309,716	13,872,107		13,926,393	105,275,124	572,902,504
Furniture and facilities	120,272,290	10	1,672,492	19,422,549	1,451,119	(2,078)	68,763,201		18,745,883	6,097	6,259,181	56,282,596	47,688,678
Machinery and equipment	197,521,613	5	32,359,951	84,418,653	292,626	(62,993)	148,230,421	(1,630)	68,244,831	(17,813)	12,611,291	92,577,438	53,115,106
Vehicles	22,422,890	5	2,385,957	1,131,346		(28,786)	15,844,001	81,225	892,561	(7,954)	1,848,276	16,872,987	6,775,728
Other	15,113,394	3	2,436	15,045,085		(28,991)	14,960,273		14,954,958	(3,945)	11,163	12,533	29,221
Work in progress	17,228,452		15,943,994	3,529	(3,883,221)								29,285,696
Right of use real property	70,450,862	5	8,655,099	13,619,151	(1,486,134)	(115,025)	54,008,309	(793,512)	13,179,819	(2,130)	7,458,357	47,491,205	16,394,446
Right of use furniture	5,022,603	5			1,486,133		863,715	793,512			89,896	1,747,123	4,761,613
Total property, plant and equipment	1,126,796,416		65,990,132	144,772,639	3,435,962	(237,873)	407,581,042	389,311	129,890,159	(25,745)	42,204,557	320,259,006	730,952,992

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	597,629,968	50	78,789,249	342,071	2,687,166		89,861,108	(289,284)	55,352		15,394,650	104,911,122	573,853,190
Furniture and facilities	92,797,301	10	24,161,104	296,010	3,608,894	1,001	61,139,878	3,732	296,827	136	7,916,282	68,763,201	51,509,089
Machinery and equipment	134,734,360	5	90,881,300	28,881,331	723,406	63,878	144,489,764	2,457	13,839,293	9,256	17,568,237	148,230,421	49,291,192
Vehicles	18,047,323	5	6,036,591	1,665,245	(18,405)	22,626	15,049,436	13,606	1,350,420	6,115	2,125,264	15,844,001	6,578,889
Other	5,201	3	15,078,315	935		30,813	14,954,084		935	3,062	4,062	14,960,273	153,121
Work in progress	8,138,113		18,259,281	96,505	(9,072,437)								17,228,452
Right of use real property	50,984,465	5	22,303,315	2,926,069	8,723	80,428	46,065,529	(1,396)	1,372,247	105,842	9,210,581	54,008,309	16,442,553
Right of use furniture		5	5,022,603								863,715	863,715	4,158,888
Total property, plant and equipment	902,336,731		260,531,758	34,208,166	(2,062,653)	198,746	371,559,799	(270,885)	16,915,074	124,411	53,082,791	407,581,042	719,215,374

67	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Difference	Depreciation					Residual value
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	at the end of the period
Cost
Leased properties	2,489,729	50					430,176			36,352	466,528	2,023,201
Other investment properties	59,284,868	50	4,921,198	465,409		(1,759)	2,856,001	(14,250)	568,212	972,812	3,246,351	60,492,547
Total investment property	61,774,597		4,921,198	465,409		(1,759)	3,286,177	(14,250)	568,212	1,009,164	3,712,879	62,515,748

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Difference	Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	for conversion	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Leased properties	2,489,730	50			(1)		376,398	7,141		46,637	430,176	2,059,553
Other investment properties	54,187,716	50	3,283,975	773,273	2,585,116	1,334	1,750,917	443,228	473,911	1,135,767	2,856,001	56,428,867
Total investment property	56,677,446		3,283,975	773,273	2,585,115	1,334	2,127,315	450,369	473,911	1,182,404	3,286,177	58,488,420

68	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	end of the period
Cost
Licenses	89,036,071	5	4,965,062	30,381,969	19,558	61,627,395	2,390,840	30,381,820	8,040,480	41,676,895	21,961,827
Other intangible assets	392,455,793	5	38,533,403	111,248,507		268,334,811		109,185,887	41,910,912	201,059,836	118,680,853
Total intangible assets	481,491,864		43,498,465	141,630,476	19,558	329,962,206	2,390,840	139,567,707	49,951,392	242,736,731	140,642,680

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Original value at	Useful life				Depreciation					Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Licenses	70,066,708	5	18,970,298		(935)	49,065,996	(2,105)		12,563,504	61,627,395	27,408,676
Other intangible assets	243,701,533	5	150,003,589	1,238,872	(10,457)	218,083,117	2,214	37,860	50,287,340	268,334,811	124,120,982
Total intangible assets	313,768,241		168,973,887	1,238,872	(11,392)	267,149,113	109	37,860	62,850,844	329,962,206	151,529,658

69	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	09/30/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,593,793,806	19.74	816,669,085	12.02
50 next largest customers	1,011,654,261	12.53	659,044,243	9.70
100 next largest customers	334,450,878	4.14	276,817,291	4.07
Other customers	5,133,970,790	63.59	5,041,232,127	74.21

Total	8,073,869,735	100.00	6,793,762,746	100.00

70	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	7,644,417,174	267,382,743	221,058,015	9,472,490	43,749	2	8,142,374,173
From the non-financial public sector	971,980,057	33,840,037	24,463	2,822	1,697		1,005,849,076
From the financial sector	23,121,311						23,121,311
From the non-financial private sector and foreign residents	6,649,315,806	233,542,706	221,033,552	9,469,668	42,052	2	7,113,403,786
Liabilities at fair value through profit or loss	1,416,000						1,416,000
Derivative instruments	20,640	1,184,906	102,887	111,240	18,141		1,437,814
Other financial liabilities	1,630,734,429	2,428,189	2,301,184	3,871,235	5,653,292	22,001,367	1,666,989,696
Financing received from the BCRA and other financial institutions	6,181,817	14,820,590	1,501,593	1,968,382	62,217	30,741	24,565,340
Issued corporate bonds	52,620,352	96,150	97,211	14,117,154			66,930,867
Subordinated corporate bonds		12,857,477		12,857,477	25,714,955	399,955,993	451,385,902
Total	9,335,390,412	298,770,055	225,060,890	42,397,978	31,492,354	421,988,103	10,355,099,792

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

71	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	6,241,978,872	375,516,313	281,384,710	132,805,816	2,641,063	29,709	7,034,356,483
From the non-financial public sector	368,116,424	12,312,324	10,236,333		3,421		390,668,502
From the financial sector	40,689,982						40,689,982
From the non-financial private sector and foreign residents	5,833,172,466	363,203,989	271,148,377	132,805,816	2,637,642	29,709	6,602,997,999
Liabilities at fair value through profit or loss	27,869,522						27,869,522
Derivative instruments	827,940	2,832,702	262,831	1,797,151			5,720,624
Repo transactions	47,703,809	16	4,794	14,169			47,722,788
Other financial institutions	47,703,809	16	4,794	14,169			47,722,788
Other financial liabilities	710,578,977	2,790,699	3,398,423	5,630,785	8,867,949	25,671,012	756,937,845
Financing received from the BCRA and other financial institutions	18,663,323	7,453,312	5,008,502	4,255,015	4,450,456	125,055	39,955,663
Issued corporate bonds		171,920	28,560,280	84,349,170	11,248,009		124,329,379
Subordinated corporate bonds			21,602,303	21,602,303	43,204,607	693,582,555	779,991,768
Total	7,047,622,443	388,764,962	340,221,843	250,454,409	70,412,084	719,408,331	8,816,884,072

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

72	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	09/30/2024
Provisions for eventual commitments	4,247,752	5,717,552	70,244	277,512	(2,814,500)	6,803,048
For administrative, disciplinary and criminal penalties	1,008				(508)	500
Contingencies with the BCRA		15,033		15,033
Other	13,376,471	7,857,053	238,372	3,885,389	(7,289,304)	9,820,459
Total provisions	17,625,231	13,589,638	308,616	4,177,934	(10,104,312)	16,624,007

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	4,373,873	3,851,583		294,393	(3,683,311)	4,247,752
For administrative, disciplinary and criminal penalties	3,143				(2,135)	1,008
Contingencies with the BCRA		2,419		2,419
Other	12,654,019	21,294,063	319,584	8,648,222	(11,603,805)	13,376,471
Total provisions	17,031,035	25,148,065	319,584	8,945,034	(15,289,251)	17,625,231

73	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF SEPTEMBER 30,2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	09/30/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	3,027,606,841	3,002,818,107	22,594,925	208,663	1,985,146	2,258,450,802
Debt securities at fair value through profit or loss (1)	146,806,672	146,806,672				3,502,232,536
Other financial assets	96,662,411	96,599,856	62,555			159,614,951
Loans and other financing	759,660,878	759,535,533	125,345			362,808,097
Non-financial public sector	87	87
Non-financial private sector and foreign residents	759,660,791	759,535,446	125,345			362,808,097
Other debt securities	59,221,490	59,221,490				178,693,795
Financial assets delivered as guarantee	26,851,449	26,786,534	64,915			112,409,093
Equity instruments at fair value through profit or loss	257,505	257,505				693,454
Total assets	4,117,067,246	4,092,025,697	22,847,740	208,663	1,985,146	6,574,902,728

Liabilities
Deposits	2,930,805,373	2,915,240,192	15,565,181			2,063,111,876
Non-financial public sector	68,254,084	68,254,084				69,209,869
Financial sector	8,536,275	8,536,275				14,324,401
Non-financial private sector and foreign residents	2,854,015,014	2,838,449,833	15,565,181			1,979,577,606
Liabilities at fair value through profit or loss	1,416,000	1,416,000				27,853,870
Other financial liabilities	589,631,204	585,701,805	3,723,912		205,487	174,109,875
Financing from the BCRA and other financial institutions	23,904,183	23,776,949	127,234			30,990,281
Issued corporate bonds	52,366,518	52,366,518				108,553,497
Subordinated corporate bonds	399,544,746	399,544,746				661,644,675
Other non-financial liabilities	4,752,565	4,750,360	9		2,196	9,124,615
Total liabilities	4,002,420,589	3,982,796,570	19,416,336		207,683	3,075,388,689

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 27,111,112.

74	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
For measurement of financial assets at fair value through profit or loss
Gain / (loss) from government securities	114,476,007	1,935,027,512	(187,770,523)	61,856,792
Gain from private securities	4,154,296	22,733,650	49,513,448	67,085,169
Gain from derivative financial instruments
Forward transactions	3,056,636	14,781,438	2,554,012	5,299,839
Gain / (loss) from other financial assets	1,025,698	7,021,923	(3,235,314)	(2,517,904)
Gain from equity instruments at fair value through profit or loss	464,846	3,415,696	5,535,198	5,639,398
Gain / (loss) from sales or decreases of financial assets at fair value (1)	4,107,863	(13,838,814)	22,397,898	27,473,742
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(23,699,898)	(37,950,625)	(1,340,640)	(13,614,102)
Total	103,585,448	1,931,190,780	(112,345,921)	151,222,934

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

75	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Interest income
for cash and bank deposits	4,159,989	12,069,888	3,925,777	9,896,939
for government securities	342,206,207	472,117,220	587,303,765	1,797,165,309
for private securities	101,804	2,186,214	256,717	1,137,838
for loans and other financing
Non-financial public sector	4,725,356	7,863,539	12,390,357	27,843,258
Financial sector	537,063	3,009,005	1,756,453	3,335,133
Non-financial private sector
Overdrafts	61,031,990	224,992,296	84,484,830	199,171,531
Documents	37,549,049	161,600,691	87,162,977	191,934,262
Mortgage loans	48,572,176	286,022,660	67,378,194	195,308,630
Pledge loans	3,724,181	11,225,717	5,270,239	14,077,213
Personal loans	127,547,756	326,829,936	118,023,659	378,418,495
Credit cards	54,108,514	207,332,281	99,018,535	290,269,026
Financial leases	2,669,914	10,243,740	1,123,853	2,220,897
Other	64,885,030	246,263,004	89,794,847	218,750,234
for repo transactions
Central Bank of Argentina	16,312,818	272,595,966	116,070,776	227,145,978
Other financial institutions	2,265,943	2,555,499	51,537	134,507
Total	770,397,790	2,246,907,656	1,274,012,516	3,556,809,250
Interest expense
for Deposits
Non-financial private sector
Checking accounts	(15,952,033)	(141,237,593)	(65,571,184)	(151,932,601)
Saving accounts	(5,746,583)	(34,145,498)	(8,463,568)	(23,989,397)
Time deposits and investments accounts	(255,212,850)	(1,270,588,727)	(885,311,918)	(2,251,154,047)
Other	(87)	(187)
for financing received from the BCRA and other financial institutions	(641,119)	(3,531,067)	(730,626)	(2,744,223)
for repo transactions
Other financial institutions	(28,526)	(7,615,957)	(6,663,737)	(22,500,855)
for other financial liabilities	(2,073,445)	(9,003,993)	(3,663,933)	(9,323,572)
for issued corporate bonds	(2,397,142)	(12,892,457)	(87,396)	(251,748)
for other subordinated corporate bonds	(6,377,836)	(21,069,125)	(7,294,346)	(20,973,079)
Total	(288,429,621)	(1,500,084,604)	(977,786,708)	(2,482,869,522)

76	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
for debt government securities	87,163,023	258,053,505	(43,113,779)	(108,938,032)	51,994,165	227,581,909	(6,085,802)	(1,130,443)
Total	87,163,023	258,053,505	(43,113,779)	(108,938,032)	51,994,165	227,581,909	(6,085,802)	(1,130,443)

	Income of the period
Item	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Commissions income
Commissions related to obligations	69,663,802	194,673,242	68,906,580	209,919,877
Commissions related to credits	4,352,197	10,019,705	593,889	1,651,678
Commissions related to loans commitments and financial guarantees	1,031,385	4,269,871	65,068	138,494
Commissions related to securities value	5,572,339	13,883,378	4,160,965	10,562,606
Commissions for credit cards	44,493,279	120,342,245	39,551,946	119,439,853
Commissions for insurances	8,665,185	19,828,683	5,876,217	18,940,486
Commissions related to trading and foreign exchange transactions	4,836,560	14,522,760	2,687,117	8,080,104
Total	138,614,747	377,539,884	121,841,782	368,733,098
Commissions expenses
Commissions related to trading with debt securities	(70,483)	(483,315)	(216,039)	(534,801)
Commissions related to trading and foreign exchange transactions	(924,445)	(3,686,827)	(703,622)	(2,119,201)
Other
Commissions paid ATM exchange	(15,438,594)	(36,779,108)	(7,575,797)	(22,083,985)
Checkbooks commissions and clearing houses	(3,290,775)	(8,531,363)	(2,435,168)	(7,359,429)
Credit cards and foreign trade commissions	(1,082,339)	(3,130,529)	(1,243,865)	(3,626,260)
Total	(20,806,636)	(52,611,142)	(12,174,491)	(35,723,676)

Jorge Pablo Brito
77	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	09/30/2024
Other financial assets	1,199,963	(342,258)	49,723	3,827	(585,218)	326,037
Loans and other financing	108,143,700	21,363,335	8,884,337	14,209,028	(57,282,687)	95,317,713
Other financial institutions	46,819	82,790	2		(26,350)	103,261
To the non-financial private sector and foreign residents
Overdrafts	14,521,093	5,504,355	(661,152)	1,372,975	(7,630,716)	13,106,555
Documents	6,578,546	2,582,119	(286,964)	147,494	(3,514,170)	5,507,025
Mortgage loans	9,861,166	914,867	1,229,102	1,539,133	(5,206,078)	8,338,190
Pledge loans	705,015	594,900	305,127	31,191	(398,211)	1,238,022
Personal loans	20,189,418	5,453,464	3,751,615	6,517,756	(10,964,345)	24,947,908
Credit cards	21,551,672	2,670,928	4,029,880	8,028,223	(11,736,491)	24,544,212
Financial leases	215,438	62,246	8,588	3	(112,280)	173,995
Other	34,474,533	3,497,666	508,139	(3,427,747)	(17,694,046)	17,358,545
Eventual commitments	4,247,752	4,319,460	606,038	(96)	(2,370,106)	6,803,048
Other debt securities	24,210	(2,339)		(150)	(13,187)	8,534
Total of allowances	113,615,625	25,338,198	9,540,098	14,212,609	(60,251,198)	102,455,332

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	571,496	1,323,343			(694,876)	1,199,963
Loans and other financing	69,065,911	37,447,931	25,793,555	60,891,807	(85,055,504)	108,143,700
Other financial institutions	51,105	67,300			(71,586)	46,819
To the non-financial private sector and foreign residents
Overdrafts	3,307,353	4,354,475	8,307,090	5,061,185	(6,509,010)	14,521,093
Documents	3,554,092	4,641,764	2,199,036	1,720,989	(5,537,335)	6,578,546
Mortgage loans	7,494,671	(223,805)	2,148,389	8,207,352	(7,765,441)	9,861,166
Pledge loans	1,190,436	(48,379)	493,611	53,213	(983,866)	705,015
Personal loans	26,036,495	11,262,638	1,286,367	8,013,627	(26,409,709)	20,189,418
Credit cards	17,361,896	12,006,860	3,606,110	10,946,845	(22,370,039)	21,551,672
Financial leases	135,817	144,157	56,527	27,355	(148,418)	215,438
Other	9,934,046	5,242,921	7,696,425	26,861,241	(15,260,100)	34,474,533
Eventual commitments	4,373,873	3,790,145	198,469	1,082	(4,115,817)	4,247,752
Other debt securities	4,993	33,485		349	(14,617)	24,210
Total of allowances	74,016,273	42,594,904	25,992,024	60,893,238	(89,880,814)	113,615,625

Jorge Pablo Brito
78	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2024	12/31/2023
ASSETS
Cash and deposits in banks	8		3,125,110,730	1,899,354,809
Cash			1,119,411,971	716,965,083
Central Bank of Argentina			1,316,113,581	685,369,109
Other local and foreign entities			299,984,435	496,907,656
Other			389,600,743	112,961
Debt securities at fair value through profit or loss	8	A	748,523,308	3,118,989,740
Derivative financial instruments	8		16,270,999	181,834
Repo transactions	8		957	1,063,359,501
Other financial assets	5, 7 and 8	R	765,164,317	184,870,874
Loans and other financing	6, 7 and 8	B, C, D and R	4,176,106,437	3,083,263,245
Non-financial public sector			44,437,801	9,507,738
Other financial entities			46,752,224	11,543,750
Non-financial private sector and foreign residents			4,084,916,412	3,062,211,757
Other debt securities	7 and 8	A and R	2,443,767,922	725,826,557
Financial assets delivered as guarantee	8 and 29		137,886,337	198,979,405
Current income tax assets	19		80,738,234
Equity instruments at fair value through profit or loss	8	A	6,105,561	5,283,003
Investments in subsidiaries, associates and joint ventures	10		622,414,998	620,000,438
Property, plant and equipment		F	659,308,908	644,797,903
Intangible assets		G	113,313,890	114,711,776
Other non-financial assets	11		77,494,527	86,810,703
Non-current assets held for sale			45,778,645	49,146,298
TOTAL ASSETS			13,017,985,770	11,795,576,086

Jorge Pablo Brito
79	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	09/30/2024	12/31/2023
LIABILITIES
Deposits	8 and 13	H and I	7,281,392,621	5,561,959,136
Non-financial public sector			996,214,602	375,885,904
Financial sector			8,943,333	14,962,367
Non-financial private sector and foreign residents			6,276,234,686	5,171,110,865
Derivative financial instruments	8	I	1,043,654	151,470
Repo transactions	8	I		47,575,780
Other financial liabilities	8 and 14	I	1,334,072,407	519,082,833
Financing received from the BCRA and other financial institutions	8	I	18,587,624	15,257,234
Issued corporate bonds	8 and 34	I	52,516,334	114,419,317
Current income tax liabilities	19			375,637,888
Subordinated corporate bonds	8 and 34	I	401,023,520	663,469,216
Provisions	15	J and R	13,438,425	11,836,241
Deferred income tax liabilities			43,027,105	80,557,819
Other non-financial liabilities	16		230,965,756	284,984,220
TOTAL LIABILITIES			9,376,067,446	7,674,931,154

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Capital adjustments			1,156,779,807	1,156,779,807
Earnings reserved			2,296,984,217	1,684,506,016
Unappropriated retained earnings			1,380,147	1,229,243
Accumulated other comprehensive income			(21,274,999)	81,167,529
Net income of the period / fiscal year			194,979,958	1,183,893,143
TOTAL SHAREHOLDERS’ EQUITY			3,641,918,324	4,120,644,932
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			13,017,985,770	11,795,576,086

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
80	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Interest income		Q	771,309,156	2,191,830,849	1,312,958,473	3,765,446,072
Interest expense		Q	(258,743,628)	(1,309,775,751)	(974,372,872)	(2,474,289,222)
Net interest income			512,565,528	882,055,098	338,585,601	1,291,156,850
Commissions income	20	Q	121,988,532	329,584,416	118,409,958	360,492,470
Commissions expense		Q	(11,479,663)	(30,470,086)	(9,001,199)	(27,741,501)
Net commissions income			110,508,869	299,114,330	109,408,759	332,750,969
Subtotal (Net interest income plus Net commissions income)			623,074,397	1,181,169,428	447,994,360	1,623,907,819
Net gain / (loss) from measurement of financial instruments at fair value through profit or loss		Q	68,986,400	1,704,232,891	(168,040,710)	62,068,399
Profit from sold or derecognized assets at amortized cost			328,587	328,587	424,220	424,533
Differences in quoted prices of gold and foreign currency	21		4,853,886	103,481,522	732,663,005	1,233,254,093
Other operating income	22		11,874,355	65,872,699	28,543,333	73,024,537
Credit loss expense on financial assets			(23,374,490)	(63,619,688)	(14,904,185)	(55,812,920)
Net operating income			685,743,135	2,991,465,439	1,026,680,023	2,936,866,461
Employee benefits	23		(130,058,221)	(390,078,412)	(128,870,225)	(369,966,584)
Administrative expenses	24		(72,246,440)	(201,448,641)	(67,561,825)	(193,870,859)
Depreciation and amortization of fixed assets		F and G	(25,162,991)	(75,473,369)	(25,076,455)	(75,156,318)
Other operating expenses	25		(130,592,244)	(422,510,185)	(137,027,077)	(407,484,824)
Operating income			327,683,239	1,901,954,832	668,144,441	1,890,387,876
Income from subsidiaries, associates and joint ventures	10		27,725,572	22,642,456	27,688,965	35,729,972
Loss on net monetary position			(241,501,447)	(1,734,850,361)	(655,304,142)	(1,547,512,225)
Income before tax on continuing operations			113,907,364	189,746,927	40,529,264	378,605,623
Income tax on continuing operations	19.b)		(23,034,416)	5,233,031	(17,401,601)	(121,283,834)
Net income from continuing operations			90,872,948	194,979,958	23,127,663	257,321,789
Net income of the period			90,872,948	194,979,958	23,127,663	257,321,789

Jorge Pablo Brito
81	Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Net profit attributable to parent’s shareholders	90,872,948	194,979,958	23,127,663	257,321,789
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	90,872,948	194,979,958	23,127,663	257,321,789
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	142.1193	304.9359	36.1701	402.4344

Jorge Pablo Brito
82	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Net income of the period			90,872,948	194,979,958	23,127,663	257,321,789
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			(2,158,339)	(25,586,419)	395,741	(951,952)
Foreign currency translation differences of the period			(2,158,339)	(25,586,419)	395,741	(951,952)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(27,724,724)	(78,003,457)	(4,481,578)	1,132,638
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(44,011,162)	(108,813,009)	(5,793,219)	(1,250,227)
Adjustment for reclassification of the period			1,357,741	(11,192,309)	(1,101,515)	2,992,747
Income tax	19.b)		14,928,697	42,001,861	2,413,156	(609,882)
Interest in other comprehensive income of associates and joint ventures accounted for using the equity method			765,218	1,147,348	(292,583)	119,784
Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method			765,218	1,147,348	(292,583)	119,784
Total other comprehensive (loss) / income that will be reclassified to profit or loss			(29,117,845)	(102,442,528)	(4,378,420)	300,470
Total other comprehensive (loss) / income			(29,117,845)	(102,442,528)	(4,378,420)	300,470
Total comprehensive income of the period			61,755,103	92,537,430	18,749,243	257,622,259

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
83	Chairperson

CONDESED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,156,779,807	22,497,215	58,670,314	690,846,726	993,659,290	1,185,122,386	4,120,644,932
Total comprehensive income of the period
- Net income of the period									194,979,958	194,979,958
- Other comprehensive loss of the period					(25,586,419)	(76,856,109)				(102,442,528)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							236,778,628		(236,778,628)
- Reserve for dividends pending Central Bank of Argentina’s authorization (1)								375,699,573	(944,840,733)	(569,141,160)
- Personal assets tax on shares and equity interests									(2,122,878)	(2,122,878)
Amount at the end of the period		639,413	12,429,781	1,156,779,807	(3,089,204)	(18,185,795)	927,625,354	1,369,358,863	196,360,105	3,641,918,324

(1) See Note 30 to the condensed interim consolidated Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,156,779,807	2,825,224	(2,628,197)	636,812,859	1,138,710,825	271,026,862	3,216,596,574
Total comprehensive income of the period
- Net income of the period									257,321,789	257,321,789
- Other comprehensive income of the period					(951,952)	1,252,422				300,470
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
- Legal reserve							54,033,868		(54,033,868)
- Reserve for dividends pending Central Bank of Argentina’s authorization								(145,051,536)	(211,917,699)	(356,969,235)
- Personal assets tax on shares and equity interests									(3,846,052)	(3,846,052)
Amount at the end of the period		639,413	12,429,781	1,156,779,807	1,873,272	(1,375,775)	690,846,727	993,659,289	258,551,032	3,113,403,546

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L. O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
84	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2024	09/30/2023
Cash flows from operating activities
Income of the period before income tax		189,746,927	378,605,623
Adjustment for the total monetary effect of the period		1,734,850,361	1,547,512,225
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		75,473,369	75,156,318
Credit loss expense on financial assets		63,619,688	55,812,920
Difference in quoted prices of foreign currency		(105,177,951)	(529,540,108)
Other adjustments		(1,457,521,672)	982,841,269
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		4,108,529,352	(1,111,793,365)
Derivative financial instruments		(16,089,165)	(2,106,858)
Repo transactions		1,063,358,544	(97,504,311)
Loans and other financing
Non-financial public sector		(34,930,063)	4,086,639
Other financial entities		(35,208,474)	(39,101,610)
Non-financial private sector and foreign residents		(1,086,324,343)	210,124,017
Other debt securities		(3,575,530,796)	647,363,435
Financial assets delivered as guarantee		61,093,068	31,004,755
Equity instruments at fair value through profit or loss		(822,558)	(1,013,295)
Other assets		(572,648,174)	(127,944,986)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		620,328,698	(141,094,891)
Financial sector		(6,019,034)	288,516
Non-financial private sector and foreign residents		1,105,123,821	(1,772,751,336)
Derivative financial instruments		892,184	107,179
Repo transactions		(47,575,780)	119,876,191
Other liabilities		766,571,440	(32,709,354)
Income tax payments		(277,171,069)	(39,054,521)
Total cash from operating activities (A)		2,574,568,373	158,164,452

Jorge Pablo Brito
85	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	09/30/2024	09/30/2023
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(80,829,582)	(69,682,650)
Total cash used in investing activities (B)		(80,829,582)	(69,682,650)
Cash flows from financing activities
Payments:
Dividends	37	(432,094,277)	(51,587)
Non-subordinated corporate bonds		(19,061,415)	(184,352)
Subordinated corporate bonds		(13,713,948)	(13,233,333)
Other payments related to financing activities		(5,901,490)	(6,354,062)
Collections / Incomes:
Financing from local financial entities		10,842,857	2,478,092
Total cash used in financing activities (C)		(459,928,273)	(17,345,242)
Effect of exchange rate fluctuations (D)		203,094,542	853,402,102
Monetary effect on cash and cash equivalents (E)		(1,011,149,139)	(2,913,821,606)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		1,225,755,921	(1,989,282,944)
Cash and cash equivalents at the beginning of the fiscal year	26	1,899,354,809	4,592,119,734
Cash and cash equivalents at the end of the period	26	3,125,110,730	2,602,836,790

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

Jorge Pablo Brito
86	Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA. For further information see Note 1 to the condensed consolidated interim Financial Statements.

On November 27, 2024, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by the Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, and according an estimation calculated by the Bank, the Statement of income of the nine-month period ended September 30, 2024, would have recorded an increase in “Interest income” for an amount of 2,553, in “Loss on net monetary position” for an amount of 2,083 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 87,558, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the nine-month period ended September 30, 2023 a decrease in “Interest income” for an amount of 8,587,880 and on the other hand, an increase in “Loss on net monetary position” for an amount of 359,554 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 7,950,806, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates nor the total comprehensive income of the nine-month periods ended September 30, 2024 and 2023.

Applicable Accounting Policies

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7899. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2023, already issued presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares in profit and loss of subsidiaries and associates are recognized under “(Loss) / income from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “(Loss) / income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2024 and December 31, 2023, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2024	12/31/2023
Undrawn commitments of credit cards and checking accounts	3,367,861,096	2,402,076,552
Guarantees granted (1)	143,323,834	138,972,499
Overdraft and unused agreed commitments (1)	26,031,411	15,819,765
Subtotal	3,537,216,341	2,556,868,816
Less: Allowance for ECL	(5,577,128)	(2,759,635)
Total	3,531,639,213	2,554,109,181

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 910,503 and 1,317,930, as of September 30, 2024 and December 31, 2023, respectively. The Overdraft and unused agreed commitments include an amount of 1,792,836 and 23,586, as of September 30, 2024 and December 31, 2023, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 45 to the consolidated Financial Statements as of December 31, 2023, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Receivables from spot sales of foreign currency pending settlement	399,145,598	2,649,701
Receivables from spot sales of government securities pending settlement	233,412,665
Sundry debtors	130,654,676	181,896,997
Private securities	185,155	127,805
Other	1,961,066	1,069,204
Subtotal	765,359,160	185,743,707
Less: Allowances for ECL	(194,843)	(872,833)
Total	765,164,317	184,870,874

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Non-financial public sector (1)	44,437,801	9,507,738
Other financial entities	46,752,224	11,543,750
Other financial entities	46,855,076	11,588,672
Less: allowance for ECL	(102,852)	(44,922)
Non-financial private sector and foreign residents	4,084,916,412	3,062,211,757
Overdrafts	613,839,349	346,584,113
Documents	622,522,657	640,590,130
Mortgage loans	365,353,461	318,577,019
Pledge loans	98,926,709	56,699,365
Personal loans	758,465,567	456,445,302
Credit cards	1,025,102,487	898,407,640
Financial leases	1,798,808	2,873,911
Other	680,300,319	414,656,616
Less: allowance for ECL	(81,392,945)	(72,622,339)
Total	4,176,106,437	3,083,263,245

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 8 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”. Additionally, Note 8 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letter of credits, which are not recognized in the condensed consolidated interim statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	09/30/2024	12/31/2023
Loans and other financing	4,257,602,234	3,155,930,506
Individual assessment	1,159,028,148	787,491,726
Collective assessment	3,098,574,086	2,368,438,780
Less: Allowance for ECL (1)	(81,495,797)	(72,667,261)
Total	4,176,106,437	3,083,263,245

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

As explained in Note 45.1.3 to the consolidated Financial Statements as of December 31, 2023, already issued, “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for expectations of increased risk due to the change in economic policy”, the Bank resolved to carry out an adjustment with a prospective vision as a consequence of estimating an incremental effect in the forecasts determined by ECL for the purposes of covering a scenario of uncertainty regarding the impacts that could originate from the change in the economic policy regime, the implementation of a program to adjust imbalances macroeconomics and an inflation stabilization plan. As of September 30, 2024 and December 31, 2023, said adjustment was estimated at 819,404 and 22,129,826, respectively, as explained in the section "Adjustment for expectations of increased risk due to the change in economic policy" of the aforementioned note.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Internal rating		09/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,040,686,314	96,430,585		4,137,116,899	97.17
High grade	0.00%-3.50%	3,661,679,750	20,917,563		3,682,597,313	86.50
Standard grade	3.51%-7.00%	287,620,929	19,445,749		307,066,678	7.21
Sub-standard grade	7.01%-33.00%	91,385,635	56,067,273		147,452,908	3.46
Past due but not impaired (1)	33.01%-99.99%	27,155,343	52,246,190		79,401,533	1.86
Impaired	100%			41,083,802	41,083,802	0.97
	Total	4,067,841,657	148,676,775	41,083,802	4,257,602,234	100
	%	95.54	3.49	0.97	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,965,377,339	96,211,569		3,061,588,908	97.01
High grade	0.00%-3.50%	2,761,472,955	34,909,515		2,796,382,470	88.61
Standard grade	3.51%-7.00%	135,142,712	21,678,486		156,821,198	4.97
Sub-standard grade	7.01%-33.00%	68,761,672	39,623,568		108,385,240	3.43
Past due but not impaired (1)	33.01%-99.99%	19,266,165	41,099,905		60,366,070	1.91
Impaired	100%			33,975,528	33,975,528	1.08
	Total	2,984,643,504	137,311,474	33,975,528	3,155,930,506	100
	%	94.57	4.35	1.08	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

Internal rating		09/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,149,804,917	3,213,809		1,153,018,726	99.48
High grade	0.00%-3.50%	1,068,884,060			1,068,884,060	92.22
Standard grade	3.51%-7.00%	80,194,557	3,024,957		83,219,514	7.18
Sub-standard grade	7.01%-33.00%	726,300	188,852		915,152	0.08
Past due but not impaired	33.01%-99.99%
Impaired	100%			6,009,422	6,009,422	0.52
	Total	1,149,804,917	3,213,809	6,009,422	1,159,028,148	100
	%	99.20	0.28	0.52	100

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		762,894,864	14,299,426		777,194,290	98.69
High grade	0.00%-3.50%	690,312,457	8,608,798		698,921,255	88.75
Standard grade	3.51%-7.00%	41,375,172			41,375,172	5.25
Sub-standard grade	7.01%-33.00%	31,207,235	5,690,628		36,897,863	4.69
Past due but not impaired	33.01%-99.99%
Impaired	100%			10,297,436	10,297,436	1.31
	Total	762,894,864	14,299,426	10,297,436	787,491,726	100
	%	96.87	1.82	1.31	100

7.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 45 section “Credit risk” to the consolidated Financial Statements as of December 31, 2023, already issued.

Internal rating		09/30/2024
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,890,881,397	93,216,776		2,984,098,173	96.31
High grade	0.00%-3.50%	2,592,795,690	20,917,563		2,613,713,253	84.36
Standard grade	3.51%-7.00%	207,426,372	16,420,792		223,847,164	7.22
Sub-standard grade	7.01%-33.00%	90,659,335	55,878,421		146,537,756	4.73
Past due but not impaired (1)	33.01%-99.99%	27,155,343	52,246,190		79,401,533	2.56
Impaired	100%			35,074,380	35,074,380	1.13
	Total	2,918,036,740	145,462,966	35,074,380	3,098,574,086	100
	%	94.18	4.69	1.13	100

Internal rating		12/31/2023
grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,202,482,475	81,912,143		2,284,394,618	96.45
High grade	0.00%-3.50%	2,071,160,498	26,300,717		2,097,461,215	88.56
Standard grade	3.51%-7.00%	93,767,540	21,678,486		115,446,026	4.87
Sub-standard grade	7.01%-33.00%	37,554,437	33,932,940		71,487,377	3.02
Past due but not impaired (1)	33.01%-99.99%	19,266,165	41,099,905		60,366,070	2.55
Impaired	100%			23,678,092	23,678,092	1.00
	Total	2,221,748,640	123,012,048	23,678,092	2,368,438,780	100
	%	93.81	5.19	1.00	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	7,714,296			7,714,296	99.80
Financial trusts	15,102			15,102	0.20
Total	7,729,398			7,729,398	100
%	100			100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	19,160,975			19,160,975	93.46
Financial trusts	1,340,793			1,340,793	6.54
Total	20,501,768			20,501,768	100
%	100			100

The related ECL for Corporate Bonds as of September 30, 2024 and December 31, 2023 amounted to 8,523 and 16,866, respectively. The ECL related to financial trusts as of September 30, 2024 and December 31, 2023 amounted to 11 and 280, respectively.

7.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A.

7.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	765,174,005			765,174,005	100
Total	765,174,005			765,174,005	100
%	100			100

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	185,615,902			185,615,902	100
Total	185,615,902			185,615,902	100
%	100			100

The ECL related to these types of instruments amounted to 194,843 and 872,833 as of September 30, 2024 and December 31, 2023, respectively.

Exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also shows the evolution of the forecasts for expected credit losses at the sector and product level.

7.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	3,346,920,483	20,933,231	7,382	3,367,861,096	95.28
Guarantees granted	142,170,602	242,729		142,413,331	4.03
Overdraft and unused agreed commitments	24,238,575			24,238,575	0.69
Total	3,513,329,660	21,175,960	7,382	3,534,513,002	100
%	99.40	0.60		100

	12/31/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	2,385,430,165	16,641,478	4,909	2,402,076,552	93.99
Guarantees granted	137,654,569			137,654,569	5.39
Overdraft and unused agreed commitments	15,796,179			15,796,179	0.62
Total	2,538,880,913	16,641,478	4,909	2,555,527,300	100
%	99.35	0.65		100

The related ECL for undrawn commitments of credit cards and checking accounts as of September 30, 2024 and December 31, 2023 amounted to 4,794,545 and 1,985,407, respectively. The ECL related to guarantees granted as of September 30, 2024 and December 31, 2023 amounted to 671,746 and 687,869, respectively. The ECL related to overdraft and unused agreed commitments as of September 30, 2024 and December 31, 2023 amounted to 110,837 and 86,359, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2024 and December 31, 2023:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	748,523,308	724,555,204	22,629,033	1,339,071
Derivatives financial instruments (1)	16,270,999	156,622	16,114,377
Other financial assets	185,155			185,155
Equity instruments at fair value through profit or loss	6,105,561	920,671		5,184,890

At fair value through OCI
Other debt securities	308,780,793	308,780,793
Total	1,079,865,816	1,034,413,290	38,743,410	6,709,116
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	1,043,654	10,037	1,033,617
Total	1,043,654	10,037	1,033,617

(1)	Includes the premium corresponding to the subscription of put options.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	3,118,989,740	3,100,494,251	18,481,346	14,143
Derivatives financial instruments	181,834	1,322	180,512
Other financial assets	127,805			127,805
Financial assets delivered as guarantee	50,856,578	50,856,578
Equity instruments at fair value through profit or loss	5,283,003	1,136,259		4,146,744
At fair value through OCI
Other debt securities	445,039,534	445,039,534
Total	3,620,478,494	3,597,527,944	18,661,858	4,288,692

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	151,470	81,419	70,051
Total	151,470	81,419	70,051

Below is the reconciliation between the amounts at the beginning and the end of the fiscal year for the financial assets recognized at fair value, categorized as level 3:

	As of September 30, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	14,143	127,805	4,146,744
Profit and loss	177,787	(98,099)	3,695,395
Recognition and derecognition	1,297,619	316,970
Monetary effects	(150,478)	(161,521)	(2,657,249)
Amount at the end of the period	1,339,071	185,155	5,184,890

	As of December 31, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	6,477,410	310,197	4,299,901
Transfers from level 3 (1)			(283,479)
Profit and loss	4,700,747	75,113	4,535,896
Recognition and derecognition	(6,965,188)
Monetary effects	(4,198,826)	(257,505)	(4,405,574)
Amount at the end of the fiscal year	14,143	127,805	4,146,744

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices observable in active markets as of December 31, 2023.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of September 30, 2024 and December 31, 2023, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2024 and December 31, 2023:

	09/30/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,125,110,730	3,125,110,730			3,125,110,730
Repo transactions	957	957			957
Other financial assets	764,979,162	764,979,162			764,979,162
Loans and other financing	4,176,106,437			3,862,954,389	3,862,954,389
Other debt securities	2,134,987,129	1,888,349,259	53,888,417		1,942,237,676
Financial assets delivered as guarantee	137,886,337	137,886,337			137,886,337
Total	10,339,070,752	5,916,326,445	53,888,417	3,862,954,389	9,833,169,251

Financial liabilities
Deposits	7,281,392,621	4,622,166,423		2,664,152,374	7,286,318,797
Other financial liabilities	1,334,072,407	1,314,604,982	15,344,478		1,329,949,460
Financing received from the BCRA and other financial institutions	18,587,624	18,450,854	136,770		18,587,624
Issued corporate bonds	52,516,334		52,477,934		52,477,934
Subordinated corporate bonds	401,023,520		381,849,886		381,849,886
Total	9,087,592,506	5,955,222,259	449,809,068	2,664,152,374	9,069,183,701

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	1,899,354,809	1,899,354,808			1,899,354,808
Repo transactions	1,063,359,501	1,063,359,499			1,063,359,499
Other financial assets	184,743,069	184,743,067			184,743,067
Loans and other financing	3,083,263,245			3,000,087,247	3,000,087,247
Other debt securities	280,787,023	85,312,632	112,009,587	98,191,266	295,513,485
Financial assets delivered as guarantee	148,122,827	148,122,825			148,122,825
Total	6,659,630,474	3,380,892,831	112,009,587	3,098,278,513	6,591,180,931

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	5,561,959,136	3,340,124,362		2,224,986,799	5,565,111,161
Repo transactions	47,575,780	47,575,779			47,575,779
Other financial liabilities	519,082,833	496,918,459	21,161,556		518,080,015
Financing received from the BCRA and other financial institutions	15,257,234	14,812,252	444,982		15,257,234
Issued corporate bonds	114,419,317		116,056,576		116,056,576
Subordinated corporate bonds	663,469,216		561,689,473		561,689,473
Total	6,921,763,516	3,899,430,852	699,352,587	2,224,986,799	6,823,770,238

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Investment property (see Exhibit F)	56,909,879	54,052,053
Advanced prepayments	17,767,106	10,071,691
Tax advances	2,652,769	22,532,834
Other	164,773	154,125
Total	77,494,527	86,810,703

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2024 and December 31, 2023, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	7,780									7,780
Other financial assets				19,604,474						19,604,474
Loans and other financing (3)
Other financial entities						14,621,607				14,621,607
Documents									348,173	348,173
Overdrafts								80,077	21,124,982	21,205,059
Credit cards								583,576	191,789	775,365
Financial leases					9,086				40,298	49,384
Personal loans								7,278		7,278
Mortgage loans								668,028		668,028
Other (4)								1,711,866	19,833,115	21,544,981
Guarantees granted									28,499,595	28,499,595
Total assets	7,780			19,604,474	9,086	14,621,607		3,050,825	70,037,952	107,331,724

Liabilities
Deposits		77,941,410	3,483,254	1,512	18,108		402,760	12,962,894	4,145,772	98,955,710
Derivative instruments									520,696	520,696
Other financial liabilities								3,300	807,982	811,282
Issued corporate bonds		135,271								135,271
Subordinated corporate bonds				1,328,391	150,385					1,478,776
Other non-financial liabilities			9,575						2,904,181	2,913,756
Total liabilities		78,076,681	3,492,829	1,329,903	168,493		402,760	12,966,194	8,378,631	104,815,491

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of September 30, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Banco BMA SAU, Key management personnel and Other related parties amounted to 11,538,563, 49,247, 18,648,343, 5,108,474 and 137,273,093, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	13,058								13,058
Other financial assets				16,783,867					16,783,867
Loans and other financing (3)
Documents								2,589,283	2,589,283
Overdrafts							508,417	5,366,278	5,874,695
Credit cards							983,179	259,735	1,242,914
Financial leases					62,442			104,020	166,462
Personal loans							9,293		9,293
Mortgage loans							2,543,818		2,543,818
Other (4)							699,732	9,588,847	10,288,579
Guarantees granted								53,131,467	53,131,467
Total assets	13,058			16,783,867	62,442		4,744,439	71,039,630	92,643,436

Liabilities
Deposits		31,819,568	521,196	49,752	22,517	613,453	10,100,179	30,105,023	73,231,688
Other financial liabilities							5,572	107,725	113,297
Issued corporate bonds		5,815,574							5,815,574
Subordinated corporate bonds				1,575,740	248,801				1,824,541
Other non-financial liabilities								5,083,341	5,083,341
Total liabilities		37,635,142	521,196	1,625,492	271,318	613,453	10,105,751	35,296,089	86,068,441

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for Loans and other financing as of December 31, 2023 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Key management personnel and Other related parties amounted to 43,616,740, 138,087, 6,953,694 and 103,828,253, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2024 and 2023 with related parties are as follows:

	As of September 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Banco BMA SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		78,689			8,270	813,830	1	1,669,877	7,661,992	10,232,659
Interest expense					(79,296)	(1,420,371)	(57,490)	(51,109)	(1,182,993)	(2,791,259)
Commissions income		94,183		7,279			1,077	716	76,832	180,087
Commissions expense				(125,814)			(186,249)	(208)	(7)	(312,278)
Net gain from measurement of financial instruments at fair value through profit or loss									(8,112)	(8,112)
Other operating income				4,709,479	10,266		3,042	79,365	69,421	4,871,573
Administrative expense							(2,973,784)		(2,335,045)	(5,308,829)
Other operating expense									(851,968)	(851,968)
Total income / (loss)		172,872		4,590,944	(60,760)	(606,541)	(3,213,403)	1,698,641	3,430,120	6,011,873

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

	As of September 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		22,140			28,610		2,364,016	6,898,491	9,313,257
Interest expense						(149,112)	(376,008)	(118,366)	(643,486)
Commissions income		140,172		4,311		2,039	528	100,886	247,936
Commissions expense				(70,520)			(213)	(130)	(70,863)
Other operating income		426,950	65	14,077,384	3,655			272	14,508,326
Credit loss expense on financial assets
Administrative expense						(1,592,305)		(2,097,818)	(3,690,123)
Other operating expense								(514,196)	(514,196)
Total income / (loss)		589,262	65	14,011,175	32,265	(1,739,378)	1,988,323	4,269,139	19,150,851

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2024 and 2023 amounted to 4,840,787 and 4,273,467, respectively.

In addition, fees received by the Directors as of September 30, 2024 and 2023 amounted to 26,991,933 and 12,075,632, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	09/30/2024	12/31/2023
Board of Directors	13	12
Senior managers of the key management personnel	9	11
Total	22	23

13.	DEPOSITS

The composition of deposits as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Non-financial public sector	996,214,602	375,885,904
Financial sector	8,943,333	14,962,367
Non-financial private sector and foreign residents	6,276,234,686	5,171,110,865
Checking accounts	648,524,090	648,746,353
Saving accounts	3,394,358,506	2,420,695,832
Time deposits	1,539,056,987	1,877,706,449
Investment accounts	612,047,671	135,984,612
Other	82,247,432	87,977,619
Total	7,281,392,621	5,561,959,136

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Amounts payable for spot purchases of foreign currency pending settlement	789,713,107	2,674,074
Credit and debit card settlement - due to merchants	427,331,565	393,774,388
Payment orders pending settlement foreign trade	45,604,477	54,241,696
Collections on account and behalf of others	25,558,394	20,183,343
Finance leases liabilities	12,400,999	16,639,765
Amounts payable for spot purchases of government securities pending settlement	1,280,507
Other	32,183,358	31,569,567
Total	1,334,072,407	519,082,833

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of September 30, 2024 and December 31, 2023.

The expected terms to settle these obligations are as follows:

	09/30/2024
Composition	Within 12 months	Over 12 months	09/30/2024	12/31/2023
For administrative, disciplinary and criminal penalties		500	500	1,008
Letters of credits, guarantees and other commitments (1)	5,577,128		5,577,128	2,759,635
Commercial claims in progress (2)	916,703	1,746,309	2,663,012	4,429,768
Labor lawsuits	1,113,078	248,828	1,361,906	1,052,773
Pension funds - reimbursement	1,250,716	206,804	1,457,520	2,457,949
Other	167	2,378,192	2,378,359	1,135,108
Total	8,857,792	4,580,633	13,438,425	11,836,241

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 36.2.

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Salaries, bonuses and payroll taxes payables	95,184,253	79,954,480
Withholdings and collections	65,199,186	73,884,507
Taxes payables	38,262,736	62,036,639
Miscellaneous payables - provisions of goods and services	23,630,968	32,401,293
Retirement pension payment orders pending settlement	4,243,581	2,917,173
Directors’ and syndics’ fees payable	2,703,732	32,254,966
Dividends payable (1)		161,548
Other	1,741,300	1,373,614
Total	230,965,756	284,984,220

(1)	See Note 30 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2024 and December 31, 2023:

09/30/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,125,110,730
Debt securities at fair value through profit or loss		710,330,174	38,193,134
Derivative financial instruments		16,270,999
Repo transactions		957
Other financial assets	54,891,354	666,331,218	43,941,745
Loans and other financing (1)	7,581,918	3,100,705,904	1,067,818,615
Other debt securities		533,017,414	1,910,750,508
Financial assets delivered as guarantee	137,886,337
Equity instruments at fair value through profit or loss	6,792,270
Total assets	3,331,575,900	5,026,656,666	3,060,704,002

Liabilities
Deposits	4,583,978,689	2,697,388,386	25,546
Derivative financial instruments		1,043,654
Other financial liabilities		1,319,872,526	14,199,881
Financing received from the BCRA and other financial institutions		18,587,624
Issued corporate bonds		52,516,334
Subordinated corporate bonds		12,656,840	388,366,680
Total liabilities	4,583,978,689	4,102,065,364	402,592,107

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	1,899,354,809
Debt securities at fair value through profit or loss		3,076,660,292	42,329,448
Derivative financial instruments		181,834
Repo transactions		1,063,359,501
Other financial assets	63,221,765	30,589,173	91,059,936
Loans and other financing (1)	1,027,193	2,437,423,930	644,812,122
Other debt securities		196,773,308	529,053,249
Financial assets delivered as guarantee	137,602,243	61,377,162
Equity instruments at fair value through profit or loss	5,283,003
Total assets	2,106,489,013	6,866,365,200	1,307,254,755

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12/31/2023	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	3,289,394,742	2,272,171,377	393,017
Derivative financial instruments		151,470
Repo transactions		47,575,780
Other financial liabilities		503,931,955	15,150,878
Financing received from the BCRA and other financial institutions		15,257,234
Issued corporate bonds		114,419,317
Subordinated corporate bonds		11,569,917	651,899,299
Total liabilities	3,289,394,742	2,965,077,050	667,443,194

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

19.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 21 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed separate interim Financial Statements are as follows:

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Current income tax charge	15,601,769	32,297,683	22,230,627	127,064,927
Charge / (profit) from deferred income tax	7,432,647	(37,530,714)	(4,829,026)	(5,781,093)
Charge / (profit) from income tax recognized in the income statement	23,034,416	(5,233,031)	17,401,601	121,283,834
(Profit) / charge from income tax recognized in other comprehensive income	(14,928,697)	(42,001,861)	(2,413,156)	609,882
Total	8,105,719	(47,234,892)	14,988,445	121,893,716

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of Note 21 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by the Bank for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for the Bank for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit. Regarding to the 2019 tax period, on June 15, 2023, the former AFIP notified the closure of the audit, with a tax adjustment. The adjustment was rejected by the Bank, alleging that said adjustment is under discussion in a judicial case through a declaratory action for certainty.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 paid as income tax for the 2022 tax period.

Regarding to the tax period abovementioned, on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the 2018 tax period, the evidence stage is closed and the process for allegation was delivered.

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank's request, in which it admitted the recovery action for the amount of $4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

20.	COMMISSIONS INCOME

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Performance obligations satisfied at a point in time
Commissions related to obligations	65,531,241	182,204,416	68,562,779	209,175,493
Commissions related to credit cards	39,278,651	105,752,791	39,106,926	117,957,593
Commissions related to insurance	8,166,963	18,260,870	5,876,217	18,940,486
Commissions related to trading and foreign exchange transactions	3,534,189	9,426,854	2,578,737	7,759,644
Commissions related to loans	3,234,627	7,725,487	538,658	1,371,062
Commissions related to securities value	1,442,455	4,079,919	1,092,994	3,194,377
Commissions related to financial guarantees granted	45,180	69,010	65,068	138,494
Performance obligations satisfied over certain time period
Commissions related to credit cards	423,889	1,176,770	445,018	1,482,260
cards Commissions related to trading and foreign exchange transactions	312,571	834,960	108,380	320,460
Commissions related to loans	18,378	52,776	33,382	146,035
Commissions related to obligations	388	563	1,799	6,566
Total	121,988,532	329,584,416	118,409,958	360,492,470

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Translation of foreign currency assets and liabilities into pesos	4,726,194	102,962,404	730,793,902	1,228,809,975
Income from foreign currency exchange	127,692	519,118	1,869,103	4,444,118
Total	4,853,886	103,481,522	732,663,005	1,233,254,093

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

22.	OTHER OPERATING INCOME

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Services	5,920,255	16,296,066	5,982,864	17,558,777
Adjustments and interest from other receivables	4,446,535	20,078,680	13,791,402	28,664,735
Adjustments from other receivables with CER clauses	1,535,463	12,290,341	3,495,700	10,065,265
Other receivables from financial intermediation	912,019	5,145,068	2,026,201	4,029,863
Other	(939,917)	12,062,544	3,247,166	12,705,897
Total	11,874,355	65,872,699	28,543,333	73,024,537

23.	EMPLOYEE BENEFITS

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Remunerations	89,705,939	260,805,212	89,956,446	255,473,894
Payroll taxes	22,725,832	68,519,845	22,215,639	62,923,694
Compensations and bonuses to employees	12,495,593	47,572,808	12,338,851	38,885,642
Employee services	5,130,857	13,180,547	4,359,289	12,683,354
Total	130,058,221	390,078,412	128,870,225	369,966,584

24.	ADMINISTRATIVE EXPENSES

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Taxes	13,281,569	41,879,622	14,508,995	35,136,439
Maintenance, conservation and repair expenses	9,057,565	26,468,973	9,808,003	28,778,311
Other fees	8,076,453	20,773,820	7,425,068	20,466,139
Armored truck, documentation and events	7,779,662	22,445,616	7,462,343	23,428,004
Security services	7,126,932	17,816,280	6,040,952	17,523,080
Electricity and communications	6,285,442	19,173,706	5,189,237	15,964,734
Advertising and publicity	5,055,878	13,036,107	5,561,355	11,793,036
Software	4,960,388	11,776,238	3,326,206	12,523,845
Fees to directors and syndics	3,763,887	8,087,328	2,657,524	11,869,571
Hired administrative services	1,795,932	6,923,584	1,228,777	3,517,674
Representation, travel and transportation	1,172,400	3,302,236	1,264,745	3,549,644
Insurance	1,103,900	2,331,679	610,746	1,700,825
Stationery and office supplies	397,422	1,204,449	488,746	1,489,006
Leases	195,468	649,340	213,139	752,179
Other	2,193,542	5,579,663	1,775,989	5,378,372
Total	72,246,440	201,448,641	67,561,825	193,870,859

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

25.	OTHER OPERATING EXPENSES

	09/30/2024		09/30/2023
Composition	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Turnover tax	64,256,371	232,679,769	83,521,406	238,377,762
From credit cards	26,258,603	92,182,449	31,309,357	87,276,203
Other adjustments and interests for miscellaneous obligations	9,325,484	25,889,917	747,652	2,909,552
Charges for other provisions	4,314,354	11,437,388	2,697,043	10,126,211
Deposit guarantee fund contributions	2,517,660	6,697,645	2,973,762	9,008,086
Insurance claims	1,397,164	4,229,093	1,196,735	3,567,918
Donations	221,987	1,529,032	282,239	2,167,257
Taxes	66,992	121,629	110,877	591,293
Loss from sale or impairment of property, plant and equipment	64,067	64,067
Loss from sale or impairment of investment in properties and other non-financial assets	13,841	13,841	462,458	695,033
Other	22,155,721	47,665,355	13,725,548	52,765,509
Total	130,592,244	422,510,185	137,027,077	407,484,824

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	09/30/2024	12/31/2023	09/30/2023	12/31/2022
Cash and deposits in banks	3,125,110,730	1,899,354,809	1,311,168,752	1,506,649,794
Other debt securities			1,291,668,038	3,085,469,940
Total	3,125,110,730	1,899,354,809	2,602,836,790	4,592,119,734

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to September 30, 2024, amounted to 639,413. See also Exhibit K.

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6285% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12755 issued on March 4, 2024.

29.	RESTRICTED ASSETS

As of September 30, 2024 and December 31, 2023 the following Bank’s assets are restricted:

Composition	09/30/2024	12/31/2023
Debt securities at fair value through profit or loss and Other debt securities
• Discount Bonds in pesos governed by Argentine Law due in 2033, used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	1,808,925	1,912,199
• Discount Bonds in pesos governed by Argentine Law expired in 2033 for the minimum consideration required for the performance of Agents in the new categories provided for by Resolution No. 622/13 and amendments of the CNV.	973,846	551,977
• National Treasury Bonds in pesos with CER adjustment of 2% due on 11/09/2026 used as collateral for the Credit Program for the reactivation of production in the Province of San Juan.	420,755	477,650
• National Treasury Bonds in pesos adjusted by CER 4.25% due on 02/14/2025 as of September 30, 2024 and Argentine Nation Bonds in dual currency due on 02/28/2024, as of December 31, 2023, for the contribution to the Guarantee Fund II in BYMA in accordance with art. 45 of Law 26,831 and its complementary regulations established in the CNV Rules (NT 2013 and amendments)	40,997	2,561,908
• Discount Bonds in pesos governed by Argentine Law maturing in 2033, affected as collateral for the Sectoral Credit Program of the Province of San Juan, a productive investment financing fund.		287,539
• Discount Bonds in pesos governed by Argentine Law maturing in 2033 as of December 31, 2023, affected as collateral for the Regional Economies Competitiveness Program - IDB Loan No. 3174/OC-AR.		30,330
• Other.	6,802
Subtotal Debt securities at fair value through profit or loss and Other debt securities	3,251,325	5,821,603
Other financial assets
• Interests derived from contributions made as protector partner (1).	24,203,126	16,471,751
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,667
Subtotal Other financial assets	24,203,953	16,473,418

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	09/30/2024	12/31/2023
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	100,162,792	115,291,186
• Guarantee deposits related to credit and debit card transactions.	33,466,789	13,621,799
• For securities forward contracts.		61,377,161
• Other guarantee deposits.	4,256,756	8,689,259
Subtotal Financial assets delivered as guarantee	137,886,337	198,979,405
Other non-financial assets
• Real property related to a call option sold.	14,998,046	14,998,051
Subtotal Other non-financial assets	14,998,046	14,998,051
Total	180,339,661	236,272,477

(1)	As of September 30, 2024 and December 31, 2023, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of September 30, 2024 and December 31, 2023, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 1,522,214 and 1,468,598, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of September 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 5,220 and 5,314, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2024 and December 31, 2023, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 4,937,373 and 1,616,638, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2024 and December 31, 2023, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 15,236,627 and 13,948,470, respectively.

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank’s shareholders’ equity as of September 30, 2024 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 3,085,456,283 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2024 are described in Note 35 to the condensed consolidated interim Financial Statements.

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36.1 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37.1 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2024		09/30/2024	12/31/2023
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	401,023,520	663,469,216
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000		27,737,715
Non-subordinated – Class F	USD	53,000,000	USD	53,000,000	52,516,334	86,681,602
Total					453,539,854	777,888,533

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2024 and December 31, 2023 is as follows:

Composition	09/30/2024	12/31/2023
Custody of government and private securities and other assets held by third parties	6,231,162,678	4,718,167,525
Preferred and other collaterals received from customers (1)	1,275,760,012	1,114,411,863
Outstanding checks not yet paid	161,772,284	159,460,002
Checks already deposited and pending clearance	172,792,351	105,882,146

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the former AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 12, 2024.

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of September 2024, along with its integration (computable equity liability) at the end of such month:

Item	09/30/2024
Minimum capital requirement	712,416,409
Computable equity	2,985,068,386
Capital surplus	2,272,651,977

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
115	Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2024			12/31/2023	09/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine Treasury Bills capitalizable in pesos - Maturity: 12-13-2024	9281		1	389,899,744		389,899,744		389,899,744
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2025	9244		1	301,571,073		301,571,073		301,571,073
Argentine Treasury Bonds in pesos adjustable by CER 4.25% - Maturity: 10-14-2024	9179		1	11,481,633	6,873,558	11,481,633		11,481,633
Treasury Bills of the Province of Neuquén S01 C01 – Maturity: 04-19-2026	42753		2	10,704,356	18,481,346	10,704,356		10,704,356
Argentine Treasury Bonds in pesos adjustable by CER – Maturity: 11-09-2026	5925		1	6,050,106	4,759,619	6,050,106		6,050,106
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2027	9250		1	5,650,925		5,650,925		5,650,925
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 12-15-2026	9249		1	3,715,043		3,715,043		3,715,043
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2026	9240		1	1,159,979		1,159,979		1,159,979
Par bonds denominated in pesos – Maturity: 12-31-2038	45695		1	1,030,547	2,480	1,030,547		1,030,547
Argentine Treasury Bonds at a discount in pesos adjustable by CER – Maturity: 06-30-2028	9242		1	991,414		991,414		991,414
Other				3,004,740	3,069,212,639	3,004,740		3,004,740
Subtotal local government securities (1)				735,259,560	3,099,329,642	735,259,560		735,259,560
Private securities
YPF SA C025 Negotiable Obligations – Maturity: 02-13-2026	57118		2	11,924,677	19,645,955	11,924,677		11,924,677
Fiduciary Debt Securities Confibono Financial Trust			3	992,600		992,600		992,600
Fiduciary Debt Securities Surcos Financial Trust			3	329,357		329,357		329,357
Utility Company Securities			3	17,114	14,143	17,114		17,114
Subtotal local private securities (1)				13,263,748	19,660,098	13,263,748		13,263,748
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				748,523,308	3,118,989,740	748,523,308		748,523,308

(1)	See Note 5 to the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
116	Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2024			12/31/2023	09/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	305,334,840	373,521,911	305,334,840		305,334,840
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	3,411,380	4,436,192	3,411,380		3,411,380
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	34,573	37,223	34,573		34,573
Argentine Treasury Bonds in pesos adjustable by CER 3.75% - Maturity: 04-14-2024	9178				67,044,208
Subtotal local government securities (2)				308,780,793	445,039,534	308,780,793		308,780,793
Total Other debt securities measured at fair value through other comprehensive income				308,780,793	445,039,534	308,780,793		308,780,793
Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds in pesos adjustable by CER – Maturity: 06-30-2027	9241	1,678,906,739	1	1,873,900,975		1,873,900,975	(1,664,679,690)	209,221,285
Argentine Treasury Bonds in pesos – Maturity: 08-23-2025	9196	192,815,000	1	194,035,489	90,640,107	194,035,489		194,035,489
Argentine Treasury Bonds in pesos – Maturity: 05-23-2027	9132	33,644,179	2	33,504,287	71,101,108	33,504,287		33,504,287
Argentine Treasury Bonds in pesos BADLAR for 0.7 – Maturity: 11-23-2027	9166	12,244,860	2	9,344,296	28,385,614	9,344,296		9,344,296
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	4,141,916	1	5,317,333	3,013,874	5,317,333		5,317,333
Letters of the Municipality of Córdoba Series L – Maturity: 03-16-2025	42808	3,110,798	2	2,992,184		2,992,184		2,992,184
Public Title of the municipality of Córdoba S01 – Maturity: 09-09-2026	42850	2,639,712	2	2,605,734		2,605,734		2,605,734
BADLAR bonds of the municipality of Rosario – Maturity: 07-05-2026	42836	221,253	2	225,925		225,925		225,925
Treasury Bills of the Province of Rio Negro S03 – Maturity: 06-14-2024	42698				504,995
Subtotal local government securities				2,121,926,223	193,645,698	2,121,926,223	(1,664,679,690)	457,246,533

(2)	See Note 9 to the condensed consolidated interim Financial Statements.

117	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2024			12/31/2023	09/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)

BCRA bills
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-18-2024		3,592,392	1	3,592,392	14,667,735	3,592,392		3,592,392
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-20-2024		1,747,650	1	1,747,650	2,933,547	1,747,650		1,747,650
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-03-2024					20,371,850
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-19-2024					8,148,742
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-15-2024					6,681,969
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-06-2024					4,563,295
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-08-2024					3,911,396
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 11-13-2024					3,422,471
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 10-18-2024					1,629,748
BCRA internal bills at benchmark exchange rate, at zero rate – Maturity: 08-03-2024					325,950
Subtotal BCRA bills				5,340,042	66,656,703	5,340,042		5,340,042

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (3)	57081	3,901,722	1	3,093,537	5,199,081	3,093,537		3,093,537
Corporate bonds Vista Oil y Gas Argentina SAU C15 - Maturity: 01-20-2025 (3)	56637	3,243,840	1	2,637,962	4,424,347	2,637,962		2,637,962
Corporate bonds Volkswagen Financial Services C010 - Maturity: 10-12-2024	57447	1,642,116	2	1,636,657	3,877,870	1,636,657		1,636,657
Corporate bonds SME Liliana SRL Guaranteed S01 - Maturity: 04-18-2025	57457	368,681	2	337,617	846,785	337,617		337,617
Fiduciary Debt Securities Financial Trust Payway Collection Acel S01 CL.B – Maturity: 04-15-2025	57771	16,818	2	15,091		15,091		15,091
Vista Energy Argentina SAU C13 Negotiable Obligations – Maturity: 08-08-2024 (3)	56207				4,796,028
Fiduciary Debt Securities Financial Trust Confibono S73 CL.A – Maturity: 05-20-2024	57520				956,351
Fiduciary Debt Securities Secubono Financial Trust S230 CL.A – Maturity: 06-28-2024	57480				155,984
Fiduciary debt securities Moni Mobile Financial Trust S09 Class A - Maturity: 09-16-2024	57474				111,773
Fiduciary Debt Securities Supercanal II Financial Trust CL.A – Maturity: 03-21-2024	56949				50,097
Other					66,306
Subtotal local private securities				7,720,864	20,484,622	7,720,864		7,720,864
Total Other debt securities measured at amortized cost (4)				2,134,987,129	280,787,023	2,134,987,129	(1,664,679,690)	470,307,439
TOTAL OTHER DEBT SECURITIES				2,443,767,922	725,826,557	2,443,767,922	(1,664,679,690)	779,088,232

(3)	Fair value obtained from the use of quotes in pesos.
(4)	As of September 30, 2024, the Bank maintains put options with the BCRA on government securities with a total notional value of 1,664,679,690.

118	Jorge Pablo Brito Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		09/30/2024			12/31/2023	09/30/2024
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	4,194,567	3,365,293	4,194,567		4,194,567
C.O.E.L.S.A			3	762,276	488,681	762,276		762,276
Matba Rofex SA	30023		1	694,536	841,782	694,536		694,536
Sedesa			3	112,317	75,871	112,317		112,317
AC Inversora SA			3	39,182	78,983	39,182		39,182
Mercado a Término Rosario SA			3	25,702	51,810	25,702		25,702
Provincanje SA			3	15,290	30,822	15,290		15,290
Argencontrol SA			3	3,739	1,726	3,739		3,739
San Juan Tennis Club SA			3	437	881	437		437
Garantizar SGR			3	10	20	10		10
Subtotal local				5,848,056	4,935,869	5,848,056		5,848,056

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80033		1	226,135	294,477	226,135		226,135
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80034		3	31,370	52,657	31,370		31,370
Subtotal foreign				257,505	347,134	257,505		257,505
Total measured at fair value through profit or loss				6,105,561	5,283,003	6,105,561		6,105,561
TOTAL EQUITY INSTRUMENTS				6,105,561	5,283,003	6,105,561		6,105,561
TOTAL GOVERNMENT AND PRIVATE SECURITIES				3,198,396,791	3,850,099,300	3,198,396,791	(1,664,679,690)	1,533,717,101

119	Jorge Pablo Brito Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	09/30/2024	12/31/2023
In normal situation	1,326,642,762	945,094,626
With senior “A” collateral and counter-collateral	52,023,161	103,674,800
With senior “B” collateral and counter-collateral	111,370,969	112,947,712
Without senior collateral or counter-collateral	1,163,248,632	728,472,114
Subject to special monitoring	3,025,874
In observation
With senior “B” collateral and counter-collateral	3,025,874
Troubled	5,716,341	9,595,259
With senior “B” collateral and counter-collateral	4,377,459	7,347,857
Without senior collateral or counter-collateral	1,338,882	2,247,402
With high risk of insolvency		5,691,512
With senior “B” collateral and counter-collateral		5,467,804
Without senior collateral or counter-collateral		223,708
Irrecoverable	1	485,965
Without senior collateral or counter-collateral	1	485,965
Subtotal commercial	1,335,384,978	960,867,362

120	Jorge Pablo Brito Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	09/30/2024	12/31/2023
Performing	3,045,054,797	2,337,635,886
With senior “A” collateral and counter-collateral	207,012,678	177,733,785
With senior “B” collateral and counter-collateral	167,343,758	129,942,738
Without senior collateral or counter-collateral	2,670,698,361	2,029,959,363
Low risk	28,124,463	19,857,515
With senior “A” collateral and counter-collateral	522,703	512,592
With senior “B” collateral and counter-collateral	885,592	325,493
Without senior collateral or counter-collateral	26,716,168	19,019,430
Low risk - in special treatment	395,267	156,259
Without senior collateral or counter-collateral	395,267	156,259
Medium risk	21,612,191	13,272,903
With senior “A” collateral and counter-collateral	163,596	259,612
With senior “B” collateral and counter-collateral	37,228	320,572
Without senior collateral or counter-collateral	21,411,367	12,692,719
High risk	16,265,383	12,430,410
With senior “A” collateral and counter-collateral	56,040	365,208
With senior “B” collateral and counter-collateral	470,302	171,765
Without senior collateral or counter-collateral	15,739,041	11,893,437
Irrecoverable	5,635,568	6,097,438
With senior “A” collateral and counter-collateral	1,310	6,815
With senior “B” collateral and counter-collateral	255,244	643,390
Without senior collateral or counter-collateral	5,379,014	5,447,233
Subtotal consumer and mortgage	3,117,087,669	2,389,450,411
Total	4,452,472,647	3,350,317,773

121	Jorge Pablo Brito Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	09/30/2024	12/31/2023
Loans and other financing	4,176,106,437	3,083,263,245
Added:
Allowances for loans and other financing	81,495,797	72,667,261
Adjustment amortized cost and fair value	22,365,028	21,512,562
Debt securities of financial trust - Measured at amortized cost	15,102	1,340,793
Corporate bonds	7,714,296	19,160,975
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(1,875,919)	(1,077,811)
Guarantees provided and contingent liabilities	166,651,906	153,450,748
Total computable items	4,452,472,647	3,350,317,773

122	Jorge Pablo Brito Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	09/30/2024		12/31/2023
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	481,811,931	10.82	262,678,141	7.84
50 next largest customers	394,872,944	8.87	286,118,386	8.54
100 next largest customers	223,362,329	5.02	214,233,091	6.39
Other customers	3,352,425,443	75.29	2,587,288,155	77.23
Total (1)	4,452,472,647	100.00	3,350,317,773	100.00

(1)	See reconciliation in Exhibit B.

123	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	108	3,057,558	6,143,120	11,883,338	21,163,922	24,611,914		66,859,960
Financial sector		47,747,139	168,658	233,245	9,205,481	1,627,711	21,703	59,003,937
Non-financial private sector and foreign residents	25,528,887	1,860,449,974	453,212,272	585,746,386	885,404,901	805,467,150	882,916,666	5,498,726,236
Total	25,528,995	1,911,254,671	459,524,050	597,862,969	915,774,304	831,706,775	882,938,369	5,624,590,133

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	218	6,351,436	2,857,027	220,165	366,899	423,447		10,219,192
Financial sector		7,418,961	753,002	5,266,109	7,875,626	4,302,759	1,404,945	27,021,402
Non-financial private sector and foreign residents	15,684,080	1,533,651,555	473,485,061	525,413,523	571,835,667	535,704,059	609,773,827	4,265,547,772
Total	15,684,298	1,547,421,952	477,095,090	530,899,797	580,078,192	540,430,265	611,178,772	4,302,788,366

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

124	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Original value at beginning	Total life				Depreciation					Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	end of the period
Cost
Real property	603,420,653	50	4,970,203	10,647,464	5,575,439	84,319,309	309,716	10,565,540	10,407,915	84,471,400	518,847,431
Furniture and facilities	98,573,608	10	1,599,088	18,691,730	1,451,119	54,133,987		18,691,680	6,028,304	41,470,611	41,461,474
Machinery and equipment	152,648,341	5	16,802,961	82,049,134	292,626	113,263,909	(1,630)	82,049,065	11,853,509	43,066,723	44,628,071
Vehicles	20,594,368	5	2,031,313	1,131,346		14,696,490		892,561	1,692,523	15,496,452	5,997,883
Work in progress	17,179,200		15,704,151		(3,883,221)						29,000,130
Right of use real property	55,261,932	5	7,544,270	1,117,957	(1,486,134)	40,625,392	(793,512)	506,423	6,264,348	45,589,805	14,612,306
Right of use furniture	5,022,603	5			1,486,133	863,715	793,512		89,896	1,747,123	4,761,613
Total property, plant and equipment	952,700,705		48,651,986	113,637,631	3,435,962	307,902,802	308,086	112,705,269	36,336,495	231,842,114	659,308,908

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Original value at beginning of	Total life				Depreciation					Residual value at the
Item	fiscal year	estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	end of the fiscal year
Cost
Real property	597,629,968	50	3,424,051	320,532	2,687,166	71,136,960	(289,284)	55,352	13,526,985	84,319,309	519,101,344
Furniture and facilities	91,835,531	10	3,129,183		3,608,894	46,315,542	3,732		7,814,713	54,133,987	44,439,621
Machinery and equipment	134,577,033	5	17,347,902		723,406	96,099,825	2,457		17,161,627	113,263,909	39,384,432
Vehicles	17,644,445	5	4,633,573	1,665,245	(18,405)	14,025,609	13,606	1,350,420	2,007,695	14,696,490	5,897,878
Work in progress	8,138,113		18,113,524		(9,072,437)						17,179,200
Right of use real property	50,756,994	5	6,930,663	2,434,448	8,723	34,024,247	(1,396)	1,194,421	7,796,962	40,625,392	14,636,540
Right of use furniture		5	5,022,603						863,715	863,715	4,158,888
Total property, plant and equipment	900,582,084		58,601,499	4,420,225	(2,062,653)	261,602,183	(270,885)	2,600,193	49,171,697	307,902,802	644,797,903

125	Jorge Pablo Brito Chairperson

EXHIBIT F

(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	2,489,729	50				430,176			36,352	466,528	2,023,201
Other investment properties	52,709,086	50	2,979,382			716,586	7,210		77,994	801,790	54,886,678
Total investment property	55,198,815		2,979,382			1,146,762	7,210		114,346	1,268,318	56,909,879

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	2,489,730	50			(1)	376,398	7,141		46,637	430,176	2,059,553
Other investment properties	48,080,603	50	2,268,815	225,448	2,585,116	246,776	433,091	3,007	39,726	716,586	51,992,500
Total investment property	50,570,333		2,268,815	225,448	2,585,115	623,174	440,232	3,007	86,363	1,146,762	54,052,053

126	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	78,584,237	5	4,338,082	30,381,820	19,558	60,756,138	(5,226)	30,381,820	6,506,918	36,876,010	15,684,047
Other intangible assets	291,793,448	5	33,493,129	106,921,921		194,909,771		106,690,568	32,515,610	120,734,813	97,629,843
Total intangible assets	370,377,685		37,831,211	137,303,741	19,558	255,665,909	(5,226)	137,072,388	39,022,528	157,610,823	113,313,890

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	70,066,708	5	8,518,464		(935)	49,065,700	(2,105)		11,692,543	60,756,138	17,828,099
Other intangible assets	242,971,488	5	48,832,417		(10,457)	155,230,985	2,214		39,676,572	194,909,771	96,883,677
Total intangible assets	313,038,196		57,350,881		(11,392)	204,296,685	109		51,369,115	255,665,909	114,711,776

127	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	09/30/2024		12/31/2023
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,355,378,001	18.61	554,359,696	9.97
50 next largest customers	925,010,565	12.70	501,081,708	9.01
100 next largest customers	302,242,264	4.15	246,701,128	4.44
Other customers	4,698,761,791	64.54	4,259,816,604	76.58
Total	7,281,392,621	100.00	5,561,959,136	100.00

128	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	6,910,502,975	245,509,657	180,991,830	5,610,693	35,884	2	7,342,651,041
From the non-financial public sector	971,191,310	33,840,037	24,463	2,822	1,697		1,005,060,329
From the financial sector	8,943,333						8,943,333
From the non-financial private sector and foreign residents	5,930,368,332	211,669,620	180,967,367	5,607,871	34,187	2	6,328,647,379
Derivative instruments	17,013	891,010	42,532	93,099			1,043,654
Other financial liabilities	1,301,537,492	2,003,852	1,955,115	3,196,149	5,139,509	21,991,343	1,335,823,460
Financing received from the BCRA and other financial institutions	4,682,919	12,572,586	1,416,960				18,672,465
Issued corporate bonds	52,755,623						52,755,623
Subordinated corporate bonds		12,899,599		12,899,599	25,799,199	401,266,279	452,864,676
Total	8,269,496,022	273,876,704	184,406,437	21,799,540	30,974,592	423,257,624	9,203,810,919

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

129	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity						Total
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months
Deposits	5,185,697,510	307,692,308	124,170,349	130,874,626	949,563	29,709	5,749,414,065
From the non-financial public sector	366,843,037	12,312,324	10,236,333		3,421		389,395,115
From the financial sector	14,962,367						14,962,367
From the non-financial private sector and foreign residents	4,803,892,106	295,379,984	113,934,016	130,874,626	946,142	29,709	5,345,056,583
Derivative instruments	25,703	120,949	4,818				151,470
Repo transactions	47,703,809						47,703,809
Other financial institutions	47,703,809						47,703,809
Other financial liabilities	480,593,993	2,296,926	2,179,675	4,316,112	7,622,844	25,347,044	522,356,594
Financing received from the BCRA and other financial institutions	7,520,689	7,098,796	732,624				15,352,109
Issued corporate bonds		101,258	29,958,278	88,553,822			118,613,358
Subordinated corporate bonds			21,652,835	21,652,835	43,305,670	695,204,969	781,816,309
Total	5,721,541,704	317,310,237	178,698,579	245,397,395	51,878,077	720,581,722	7,235,407,714

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

130	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

					Monetary
	Amounts at				effects
	beginning of		Decreases		generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	09/30/2024
Provisions for eventual commitments	2,759,635	4,798,962			(1,981,469)	5,577,128
For administrative, disciplinary and criminal penalties	1,008				(508)	500
Other	9,075,598	6,638,426		2,354,511	(5,498,716)	7,860,797
Total provisions	11,836,241	11,437,388		2,354,511	(7,480,693)	13,438,425

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

					Monetary
	Amounts at				effects
	beginning of		Decreases		generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2023
Provisions for eventual commitments	4,309,577	2,066,900			(3,616,842)	2,759,635
For administrative, disciplinary and criminal penalties	3,143				(2,135)	1,008
Other	12,654,019	14,123,781	113,325	6,009,053	(11,579,824)	9,075,598
Total provisions	16,966,739	16,190,681	113,325	6,009,053	(15,198,801)	11,836,241

131	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

132	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	09/30/2024					12/31/2023
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	2,693,406,863	2,685,664,856	5,830,453	205,199	1,706,355	1,748,358,326
Debt securities at fair value through profit or loss (1)	22,969,905	22,969,905				3,104,949,038
Other financial assets	53,438,308	53,436,246	2,062			104,528,973
Loans and other financing	652,908,674	652,783,329	125,345			261,489,228
Other financial institutions	14,621,259	14,621,259
Non-financial private sector and foreign residents	638,287,415	638,162,070	125,345			261,489,228
Other debt securities	11,106,114	11,106,114				81,113,382
Financial assets delivered as guarantee	22,496,739	22,496,739				88,972,507
Equity instruments at fair value through profit or loss	257,505	257,505				347,134
Investments in subsidiaries, associates and joint ventures	39,762,758	39,762,758				55,189,619
Total assets	3,496,346,866	3,488,477,452	5,957,860	205,199	1,706,355	5,444,948,207

Liabilities
Deposits	2,562,815,614	2,562,815,614				1,467,136,235
Non-financial public sector	68,254,084	68,254,084				69,209,869
Financial sector	8,536,275	8,536,275				14,324,401
Non-financial private sector and foreign residents	2,486,025,255	2,486,025,255				1,383,601,965
Other financial liabilities	467,144,078	464,426,247	2,512,505		205,326	82,228,835
Financing from the BCRA and other financial institutions	18,511,594	18,386,200	125,394			15,098,224
Issued corporate bonds	52,516,334	52,516,334				114,419,317
Subordinated corporate bonds	401,023,520	401,023,520				663,469,216
Other non-financial liabilities	3,307,474	3,307,474				7,393,237
Total liabilities	3,505,318,614	3,502,475,389	2,637,899		205,326	2,349,745,064

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 9,867,030.

133	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS8

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter- party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	4	4	1	22,425,767
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	7	4	30	28,075,521
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		1,041
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	30	1		13,351,767
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	40	33		1,664,679,690

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).

(3)	See Exhibit A.

134	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
For measurement of financial assets at fair value through profit or loss
Gain / (loss) from government securities	91,711,077	1,753,125,520	(195,987,231)	43,411,676
Gain / (loss) from private securities	226,637	794,830	2,989,477	(1,439,157)
Gain from derivative financial instruments
Forward transactions	371,299	1,846,732	2,554,012	5,299,839
(Loss) / gain from other financial assets	(34,696)	16,030	(146,189)	(301,234)
Gain from equity instruments at fair value through profit or loss	57,358	1,948,978	1,018,420	1,068,808
Gain / (loss) from sales or decreases of financial assets at fair value (1)	169,909	(16,513,951)	22,871,441	27,642,569
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(23,515,184)	(36,985,248)	(1,340,640)	(13,614,102)

Total	68,986,400	1,704,232,891	(168,040,710)	62,068,399

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

135	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Interest income
for cash and bank deposits	3,862,071	11,598,073	3,922,233	9,893,395
for government securities	293,510,262	405,210,587	587,303,765	1,797,165,309
for private securities	66,536	2,013,275	256,659	1,136,836
for loans and other financing
Non-financial public sector	4,725,356	7,863,539	12,390,357	27,843,258
Financial sector	655,285	2,616,368	1,756,453	3,335,133
Non-financial private sector
Overdrafts	53,075,271	163,638,013	84,502,009	199,219,944
Documents	36,648,727	152,716,614	87,118,687	191,598,616
Mortgage loans	45,259,080	258,889,190	67,378,194	195,308,630
Pledge loans	3,724,181	11,225,717	5,270,239	14,077,213
Personal loans	122,817,325	310,609,518	118,023,659	378,418,495
Credit cards	49,035,646	189,499,495	99,018,535	290,269,026
Financial leases	157,393	514,534	513,100	1,609,896
Other	55,739,335	198,662,314	88,882,470	216,805,774
for repo transactions
Central Bank of Argentina	15,631,019	225,110,377	116,070,776	227,145,978
Other financial institutions	2,130,333	2,336,842	51,532	130,183
Total	687,037,820	1,942,504,456	1,272,458,668	3,553,957,686
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(10,900,664)	(112,831,524)	(65,571,184)	(151,932,601)
Saving accounts	(5,266,020)	(31,237,835)	(8,463,568)	(23,989,397)
Time deposits and investments accounts	(235,031,421)	(1,131,090,697)	(885,311,919)	(2,251,143,750)
for Financing received from the BCRA and other financial institutions	(346,653)	(3,095,542)	(730,383)	(2,741,315)
for repo transactions
Other financial institutions	(28,526)	(7,615,957)	(6,663,737)	(22,500,855)
for other financial liabilities	(52,998)	(272,792)	(250,339)	(756,477)
for issued corporate bonds	(739,510)	(2,562,279)	(87,396)	(251,748)
for other subordinated corporate bonds	(6,377,836)	(21,069,125)	(7,294,346)	(20,973,079)
Total	(258,743,628)	(1,309,775,751)	(974,372,872)	(2,474,289,222)

136	Jorge Pablo Brito Chairperson

EXHIBIT Q

(continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
for debt government securities	84,271,336	249,326,393	(44,011,162)	(108,813,009)	40,499,805	211,488,386	(5,793,219)	(1,250,227)
Total	84,271,336	249,326,393	(44,011,162)	(108,813,009)	40,499,805	211,488,386	(5,793,219)	(1,250,227)

	Income of the period
Item	Quarter ended 09/30/2024	Accumulated from beginning of year up to 09/30/2024	Quarter ended 09/30/2023	Accumulated from beginning of year up to 09/30/2023
Commissions income
Commissions related to obligations	65,531,629	182,204,979	68,564,578	209,182,059
Commissions related to credits	3,253,005	7,778,263	572,040	1,517,097
Commissions related to loans commitments and financial guarantees	45,180	69,010	65,068	138,494
Commissions related to securities value	1,442,455	4,079,919	1,092,994	3,194,377
Commissions for credit cards	39,702,540	106,929,561	39,551,944	119,439,853
Commissions for insurances	8,166,963	18,260,870	5,876,217	18,940,486
Commissions related to trading and foreign exchange transactions	3,846,760	10,261,814	2,687,117	8,080,104
Total	121,988,532	329,584,416	118,409,958	360,492,470

Commissions expenses
Commissions related to trading and foreign exchange transactions			(373)	(373)
	(758,705)	(2,174,461)	(703,622)	(2,119,201)
Other
Commissions paid ATM exchange	(6,600,884)	(17,358,782)	(4,642,419)	(14,740,348)
Checkbooks commissions and clearing houses	(3,219,484)	(8,295,411)	(2,435,168)	(7,359,429)
Credit cards and foreign trade commissions	(900,590)	(2,641,432)	(1,219,617)	(3,522,150)
Total	(11,479,663)	(30,470,086)	(9,001,199)	(27,741,501)

137	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2024

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	09/30/2024
Other financial assets	872,833	(254,733)			(423,257)	194,843
Loans and other financing	72,667,261	20,363,468	9,704,950	18,094,140	(39,334,022)	81,495,797
Other financial institutions	44,922	83,372	2		(25,444)	102,852
To the non-financial private sector and foreign residents
Overdrafts	5,020,623	5,572,612	1,342,044	485,900	(2,909,888)	9,511,291
Documents	6,424,840	2,586,491	(288,717)	194,697	(3,438,089)	5,479,222
Mortgage loans	9,544,632	866,391	1,072,240	1,538,549	(5,028,281)	7,993,531
Pledge loans	705,015	594,900	305,127	31,191	(398,211)	1,238,022
Personal loans	19,424,127	5,257,248	3,513,739	6,439,193	(10,548,950)	24,085,357
Credit cards	20,705,199	2,299,347	3,674,006	7,917,857	(11,258,448)	23,337,961
Financial leases	53,365	10,058	10,082		(27,216)	46,289
Other	10,744,538	3,093,049	76,427	1,486,753	(5,699,495)	9,701,272
Eventual commitments	2,759,635	3,931,603	482,104		(1,596,214)	5,577,128
Other debt securities	17,146	1,194			(9,806)	8,534
Total allowances	76,316,875	24,041,532	10,187,054	18,094,140	(41,363,299)	87,276,302

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2023
Other financial assets	571,496	931,344			(630,007)	872,833
Loans and other financing	68,987,671	35,322,306	14,399,404	31,844,918	(77,887,038)	72,667,261
Other financial institutions	51,105	65,028			(71,211)	44,922
To the non-financial private sector and foreign residents
Overdrafts	3,306,500	4,031,814	584,407	1,722,785	(4,624,883)	5,020,623
Documents	3,519,567	4,608,011	2,194,993	1,586,232	(5,483,963)	6,424,840
Mortgage loans	7,494,671	(361,701)	1,906,982	8,207,352	(7,702,672)	9,544,632
Pledge loans	1,190,436	(48,379)	493,611	53,213	(983,866)	705,015
Personal loans	26,036,493	10,838,310	1,024,922	7,782,345	(26,257,943)	19,424,127
Credit cards	17,361,896	11,541,434	3,323,378	10,680,677	(22,202,186)	20,705,199
Financial leases	135,817	(20,424)	26,895	27,355	(116,278)	53,365
Other	9,891,186	4,668,213	4,844,216	1,784,959	(10,444,036)	10,744,538
Eventual commitments	4,309,577	2,164,457	52,347		(3,766,746)	2,759,635
Other debt securities	4,993	25,365			(13,212)	17,146
Total allowances	73,873,737	38,443,472	14,451,751	31,844,918	(82,297,003)	76,316,875

138	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 24, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer